Exhibit 99.1

Collective Mining Ltd.

Annual Information Form

For the year ended December 31, 2024

Dated March 24, 2025

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MEANING OF CERTAIN REFERENCES AND CURRENCY INFORMATION

In this annual information form (“AIF” or “Annual Information Form”), unless the context otherwise requires, “Collective” refers to Collective Mining Ltd.; the “Bermuda Subsidiary” refers to Collective Mining Limited (Bermuda), the “Branch” refers to Collective Mining Limited Sucursal, a Colombian branch (Colombia); “Minerales Provenza” refers to the Company’s subsidiary Minerales Provenza S.A.S. (Colombia); “Minera Campana” refers to the Company’s subsidiary Minera Campana S.A.S. (Colombia); and the “Company” refers to Collective Mining Ltd. and its subsidiaries. References to “POCML5” refer to the Company prior to completion of the Business Combination (as defined herein).

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2024, as updated to March 24, 2025. Unless otherwise indicated, the information in this AIF is given as of the date hereof.

Unless otherwise indicated, all references to “US$” in this AIF refer to United States dollars and all references to “$” or “C$” in this AIF refer to Canadian dollars.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking information includes, but is not limited to, statements with respect to: the future price of commodities; the estimation of mineral resources; the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of exploration activities; the payment of net smelter return royalties; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; ability to generate a mineral resource estimate and a preliminary economic assessment; reclamation expenses; the acquisition of new properties; other statements relating to the financial and business prospects of the Company; information as to the Company’s strategy, plans or future financial or operating performance; and other events or conditions that may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.

Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: results of exploration activities not being supportive of further development of our projects; the future price of commodities; the estimation of mineral resources, the realization of mineral resource estimates; regulatory compliance; capital expenditures; planned exploration activities, including but not limited to, costs and timing of the development of new deposits and the future acquisitions of properties or mineral rights; the interpretation of geological information; success of current drill programs; conducting operations in a foreign country; the assurance of titles or boundaries; uncertainties of project costs; the presence of artisanal/illegal miners; the process of formalization of artisanal miners and the closure of illegal mines; the environmental permitting process in Colombia; title regarding the ownership of the Company’s projects and the related surface rights and to the boundaries of the Company’s projects and other risks related to maintaining land surface rights; maintaining the security of the Company’s information technology systems; the Company’s limited operating history; the payment of net smelter return royalties; the significant influence exercised by the Executive Chairman of the Company over the Company; permitting time lines; currency fluctuations; requirements for additional capital, including but not limited to, future financings; future profitability; government regulation of mining operations; the obtaining of required licenses and permits and regulatory approvals; delays in obtaining, or the inability to obtain, third party contracts, equipment, supplies and governmental or other approvals; accidents, labour disputes, unavailability of appropriate land use permits, changes to land usage agreements and other risks of the mining industry generally and specifically in Colombia; reclamation expenses; the inability to obtain financing required for the completion of exploration and development activities; changes in business and economic conditions; price volatility of the common shares of the Company (the “Common Shares”); socio and geopolitical factors; international conflicts; other factors beyond the Company’s control; and as well as those factors included herein and elsewhere in the Company’s public disclosure. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. See the section entitled “Risk Factors” below, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this AIF represent the Company’s views and expectations as of the date of this AIF. The Company anticipates that subsequent events and developments may cause its views to change. However, while the Company may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by David J. Reading, MSc in Economic Geology and a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG), and a special advisor to the Company, who is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43- 101”).

GLOSSARY OF GEOLOGICAL, TECHNICAL AND MINERAL TERMS

“Ag” means the chemical symbol for silver.

“Alteration” means changes in the mineral composition of a rock brought about by physical or chemical means, especially the local action of hydrothermal solutions that can be related to mineralization.

“Assay” means to analyze the proportions of metal in a rock or overburden sample and to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

“Au” means the chemical symbol for gold.

“Base Metal” means industrial non-ferrous metals excluding precious metals.

“Chalcopyrite” means a copper sulphide mineral, the most common ore mineral of copper.

“Claim” means the area that confers mineral exploration/exploitation rights to the registered (mineral/mining) holder under the laws of the governing jurisdiction.

“Cu” means the chemical symbol for copper.

“Deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; however, a deposit does not qualify as a commercially mineable or body or as containing reserves of ore, until final legal, technical and economic factors have been resolved.

“Diamond Drilling” means drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays as used in mine exploration.

“Dip” means the maximum angle that a structural surface makes with the horizontal, measured perpendicular to the strike of the structure and in the vertical plane.

“Disseminated” means the distribution of mineralization usually as small grains randomly distributed throughout a rock mass.

“Exploration” means prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

“Fault” means a fracture in a rock across which there has been displacement.

“Fe” means the chemical symbol for iron.

“Grade” means the concentration of an ore metal in a rock sample, given either as weight percent for base metals (e.g. Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for gold, silver, and platinum group metals.

“ICP” means induced coupled plasma.

“Indicated Mineral Resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Lithology” means the physical character of a rock.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral” means a naturally occurring chemical compound or limited mixture of chemical compounds. Minerals generally form crystals and have specific physical and chemical properties which can be used to identify them.

“Mineralization” means the process or processes by which a mineral or minerals are introduced into a rock resulting in concentration of metals and their chemical compounds within a body of rock.

“Mineral Project” means any exploration, development or production activity, including a royalty interest or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

“mineral reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The lovation, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mo” means the chemical symbol for molybdenum.

“Ore” means a mixture of ore minerals and gangue (worthless minerals) from which there are reasonable and realistic prospects for the economic extraction of at least one ore mineral.

“Pb” means the chemical symbol for lead.

“Preliminary Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a Mineral Reserve.

“Qualified Person” means an individual who: (i) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment; (ii) has experience relevant to the subject matter of the mineral project and the technical report; and (ii) is in good standing with a professional association or foreign association and has the corresponding designation.

“Sample” means a small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

“Sampling” means selecting a fractional by representative part of a mineral deposit for analysis.

“Strike” means the course or bearing of the outcrop of an inclined bed, vein, or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the Dip.

“Zn” means the chemical symbol for zinc.

METRIC EQUIVALENTS
For ease of reference, the following conversion factors are provided:
Imperial Measure	Metric Unit	Metric Unit	Imperial Measure
2.47 acres	1 hectare (ha)	0.4047 hectares (ha)	1 acre
3.28 feet (ft)	1 metre (m)	0.3048 metres (m)	1 foot (ft)
0.62 miles	1 kilometer (Km)	1.609 kilometers (Km)	1 mile
0.032 troy ounces	1 gram (g)	31.1 grams (g)	1 troy ounce
2.205 pounds (lb)	1 kilogram (kg)	0.454 kilograms (kg)	1 pound (lb)
1.102 short tons	1 tonne (t)	0.907 tonnes (t)	1 short ton
0.029 troy ounces/ton	1 gram/tonne (g/t)	34.28 grams/tonne (g/t)	1 troy ounce/ton

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on February 21, 2018 under the name “POCML 5 Inc.” (“POCML5”). On December 10, 2018, POCML5 completed an initial public offering by way of a capital pool company prospectus.

On May 20, 2021, POCML5 completed its “Qualifying Transaction” (as such term is defined under the policies of the TSX Venture Exchange) with Collective Mining Inc. and filed Articles of Amendment to effect a name change from “POCML 5 Inc.” to “Collective Mining Ltd.”

The registered and head office of Collective is located at 82 Richmond St. E., Toronto, Ontario M5C 1P1.

Inter-corporate Relationships

The following diagram presents the inter-corporate relationships among Collective and its subsidiaries, as at the date hereof.

[1]	Includes the Collective Mining Limited Sucursal Colombia, a Colombian branch (“Branch”).

GENERAL DEVELOPMENT OF THE BUSINESS

Collective is a Canadian company listed on the TSX (the “TSX”) and the NYSE American LLC (“NYSE American”) under the symbol “CNL”. The Company’s long-term focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Company’s exploration, development and operating expertise could substantially enhance shareholder value. The Company currently has one material exploration project which is the 4,398-hectare Guayabales project (the “Guayabales Project”) located in the Caldas department of Colombia. The Company also owns the 4,797-hectare San Antonio project also located in a historical gold district in the Caldas department of Colombia (the “San Antonio Project” and, together with the Guayabales Project, the “Colombia Projects”), however, the focus of the Company is on the Guayabales Project, which is currently its only material project. As at the date of this AIF, the Company has made a significant gold, copper, silver, tungsten discovery called the Apollo system, made other earlier stage discoveries such as the Trap target and generated a number of other targets at the Guayabales Project.

Three-Year History and Significant Acquisitions

2022

On July 18, 2022, the Common Shares commenced trading on the OTCQX® Best Market under the symbol “CNLMF”. The Company upgraded to the OTCQX from the Pink® market and its Common Shares became eligible for electronic clearing and settlement through The Depository Trust Company in the United States.

On October 25, 2022, the Company completed a “bought deal” offering of units (the “2022 Units”) for aggregate gross proceeds of approximately C$10.7 million. The offering was conducted by a syndicate of underwriters led by Clarus Securities Inc., and including BMO Nesbitt Burns Inc. and TD Securities Inc., and consisted of the sale of 4,783,400 2022 Units (including the partial exercise of an overallotment option) at a price of C$2.25 per 2022 Unit. Each 2022 Unit was comprised of one Common Share and one-half of one Common Share purchase warrant, with each whole warrant entitling the holder thereof to acquire one Common Share at a price of $3.25 until April 25, 2024.

2023

On March 22, 2023, the Company completed a “bought deal” offering of Common Shares for aggregate gross proceeds of approximately C$30 million. The offering was conducted by a syndicate of underwriters co-led by BMO Capital Markets and Clarus Securities Inc., and including Canaccord Genuity Corp., Cormark Securities Inc. and PI Financial Corp., and consisted of the sale of 7,060,000 Common Shares at a price of C$4.25 per Common Share.

On May 2, 2023, the Company filed an updated NI 43-101 technical report for the Guayabales Project. See “Guayabales Project”.

On September 6, 2023, the Company graduated from the TSX Venture Exchange to the TSX and the Common Shares commenced trading on the TSX effective market open on September 6, 2023 under its current stock symbol “CNL”.

On November 8, 2023, the Company appointed Angela María Orozco Gómez as a director of the Company. Mrs. Orozco Gómez is a seasoned executive with over 30 years of government and international experience.  Most recently, Mr. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

On December 6, 2023, the Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada (other than Québec), following the completion of a regulatory review of the preliminary base shelf prospectus of the Company. The Shelf Prospectus filing will permit the Company to make offerings of common shares, warrants, subscription receipts, units or debt securities, or a combination thereof (the “Securities”), up to an aggregate total of C$200 million during the 25-month period that the Shelf Prospectus remains effective until January 2026. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s). Information regarding the use of proceeds from a sale of any Securities will be included in the applicable prospectus supplement(s).

2024

On March 4, 2024, the Company completed a strategic investment with Agnico Eagle Mines Ltd. (“Agnico Eagle”) on a non-brokered private placement basis consisting of the sale of 4,500,000 units (each a “March 2024 Unit”), at a price of $4.20 per March 2024 Unit for gross proceeds of C$18.9 million (the “March 2024 Private Placement”). Each March 2024 Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share (a “Warrant Share”), subject to standard anti-dilution provisions, at a price of $5.01 per Warrant Share exercisable until 5:00 p.m. (Toronto time) on the date that is 36 months following the closing date of the offering (the “Warrant Term”), provided, however, that should the closing price at which the Common Shares trade equal to or exceed $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

In connection with the March 2024 Private Placement, the Company and Agnico Eagle entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which Agnico Eagle is entitled to certain rights, provided Agnico Eagle maintains certain ownership thresholds in the Company, including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest at the time of such financing or issuance or acquire up to a 9.99% ownership interest in the Company on a partially-diluted basis; and (b) the right to nominate one person (and in the case of an increase in the size of the board of directors of the Company (the “Board”) to eight or more directors, two persons) to the Board in the event that Agnico Eagle’s ownership interest in the Company exceeds and remains at or above 10%, on a partially-diluted basis.

On March 26, 2024, the Company announced the retirement of Dr. Ken Thomas from its Board effective April 10, 2024.

On July 22, 2024, the Common Shares commenced trading on NYSE American under the symbol “CNL” and ceased trading on the OTCQX.

On October 31, 2024, the Company completed a (i) “bought deal” offering of Common Shares, pursuant to a public offering in Canada (the “Public Offering”) and a private placement in the U.S. (together with the Public Offering, the “Offering”) and (ii) completed a non-brokered private placement (the “Concurrent Private Placement”) with Agnico Eagle for aggregate gross proceeds of approximately C$46.4 million including the exercise of the overallotment option. The Public Offering was conducted by a syndicate of underwriters led by BMO Capital Markets, as sole bookrunner, and including Clarus Securities Inc., Scotia Capital, among others. In aggregate, the Company issued 9,276,235 Common shares at a price of C$5.00 per share. The Concurrent Private Placement was completed to enable Agnico Eagle to top-up its ownership interest in the Company to approximately 9.99% on a partially-diluted basis after giving effect to the Offering, as required pursuant to the terms of the Investor Rights Agreement.

On December 16, 2024, the Company announced that Mr. Paul Murphy, a valued member of Collective’s Board, passed away.

Events Subsequent to Year ended December 31, 2024

On February 6, 2025, the Company announced the appointment of Jasper Bertisen to its Board of Directors. Mr. Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets. With extensive governance experience, Jasper has served on the boards of both private and public mining companies, as well as on the advisory boards of several mining technology companies. He is also an Adjunct Professor at the Colorado School of Mines and holds M.Sc. degrees in Mining Engineering and Mineral Economics.

On March 20, 2025, the Company completed a non-brokered private placement with Agnico Eagle pursuant to which Agnico Eagle subscribed for 4,741,984 Common Shares at a price of C$11.00 per Common Share for gross proceeds of C$52,161,824 (the “March 2025 Private Placement”). Concurrently with the closing of the March 2025 Private Placement, Agnico Eagle exercised all of the 2,250,000 Warrants it acquired in the March 2024 Private Placement at a price of $5.01 per Warrant Share for additional, aggregate consideration to the Company of C$11,272,500. On closing of the March 2025 Private Placement (and the exercise of the Warrants), Agnico Eagle owned 12,718,219 Common Shares, and no other securities of the Company, representing approximately 14.99% of the issued and outstanding Common Shares on a non-diluted basis.

Concurrent with the closing of the March 2025 Private Placement, the Investor Rights Agreement was amended (the “Amended and Restated Investor Rights Agreement”) to increase the ownership interest ceiling in the participation right and top-up right described above from 9.99% to 14.99% on a partially-diluted basis to match Agnico Eagle’s ownership level as at the closing of the March 2025 Private Placement.

DESCRIPTION OF THE BUSINESS

Summary

As described above under “General Development of the Business”, the Company is a natural resource exploration company engaged in the business of acquisition, exploration, development and exploitation of mineral properties whose current efforts are focused on the exploration of the Colombian Projects. See “Guayabales Project”.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

Competitive Conditions

The mineral exploration and mining business are extremely competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Company to acquire and develop precious metal properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration. See “Financing Risk” and “Competition” under “Risk Factors”.

Cycles

The Company’s business does not have any material cyclical or seasonal business lines.

Renegotiation or Termination of Contracts

Management of the Company does not anticipate that there will be any material renegotiations or terminations of existing contracts within the next 12 months.

Employees

As at the date of this AIF, the Company had 102 employees, which includes employees located in Canada, United States and Colombia. In addition, there were 337 contractors working on the Guayabales Project and 25 contractors working on the San Antonio Project.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

Other than the Business Combination, there have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

Emerging Market Disclosure

Operations in an Emerging Market Jurisdiction

The Company’s mineral properties and principal business operations are located in a foreign jurisdiction, namely the Republic of Colombia. Operating in Colombia exposes the Company to various degrees of political, economic and other risks and uncertainties.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board of directors have extensive experience running business operations in Colombia. Mr. Ari Sussman, the Executive Chairman of the Company, was Chief Executive Officer and a director of Continental Gold Inc. (“Continental Gold”), and Mr. Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, was Chief Financial Officer of Continental Gold, which was the largest gold mining company in Colombia and the first to successfully permit and construct a modern large-scale underground gold mine in the country. Continental Gold was a former Toronto Stock Exchange-listed issuer, from March 2010 until it was acquired by Zijin Mining Group Co., Ltd. in March 2020 for over C$1.4 billion.

Mr. Omar Ossma, the President and Chief Executive Officer of the Company, was the former Vice President, Legal of Continental Gold, and has over 20 years of legal experience in Colombian corporate, environmental, mining and energy law. As Vice President, Legal of Continental Gold, he oversaw the Colombian legal team and was responsible for all legal support efforts in the country.

Ms. Maria Constanza García Botero, an independent director of the Company, is a resident of Colombia, and has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014, served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia).

Mrs. Angela María Orozco Gómez, an independent director of the Company, is a resident of Colombia and has 30 years of government and international experience.  Most recently, Mrs. Orozco Gómez was the Minister of Transport and Infrastructure, Colombia where she led various initiatives that secured public and private investments in the transportation and infrastructure industries.  Mrs. Orozco Gómez has also been a partner in various private ventures that helped to represent industries in international trade disputes.

Mr. Ashwath Mehra is a seasoned executive with over 35 years’ experience in the mineral industry. Mr. Mehra spent many years in the commodity trading and mining business as well as owning, buying and selling companies globally.

Mr. Jasper Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets.

The Board, as well as management and consultants, are actively involved in technical activities, risk assessments and progress reports in connection with the Company’s exploration activities. The Colombian-resident Board and management members work directly with local contractors in an operational capacity, and are familiar with the laws, business culture and standard practices in Colombia, are fluent in Spanish, and are experienced in dealing with Colombian government authorities, including with respect to mineral exploration licensing, maintenance, and operations.

Communication

While the reporting language of the head office of the Company is English, the primary operating language in Colombia is Spanish. The senior management team in Colombia together with Ms. García Botero and Mrs. Orozco Gómez, are bilingual in English and Spanish, and Mr. Sussman is fluent in English and conversationally fluent in Spanish. The Company maintains open communication with its Colombian operations through its partially bilingual Board, such that there are no language barriers between the Company’s management and local operations.

The Company’s management communicates with its in-country operations through phone and video calls and conferences, in-country work, meetings, e-mails, and regular reporting procedures. In addition, Collective retained Lloreda Camacho & Co., a law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters. Professionals at Lloreda Camacho & Co. acting on behalf of Collective are bilingual in both English and Spanish.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Company, Collective Mining Limited (Bermuda) including the Branch and its two indirect Colombian subsidiaries, Minerales Provenza and Minera Campana (together with Minerales Provenza, the “Colombian Subsidiaries”), which are overseen by the Board and implemented by senior management.

The relevant features of these systems include direct oversight over the Branch and the Colombian Subsidiaries’ operations by Omar Ossma, as the principal representative of each of the Colombian Subsidiaries and who is also the President and Chief Executive Officer of the Company. Since the Company indirectly holds all of the issued and outstanding equity interests of the legal entity that comprises the Branch and the Colombian Subsidiaries, the Company exercises effective control over the Branch and the management of each of the Colombian Subsidiaries, as well as its composition.

Executive management and the Board prepare and review the Colombian Subsidiaries’ financial reporting as part of preparing its consolidated financial reporting, and the Company’s independent auditors review the consolidated financial statements under the oversight of the Company’s Audit Committee.

Local Records Management

The minute books and corporate records of each of the Colombian Subsidiaries are maintained and held by the Company at Avenida El Poblado, Carrera 43 No. 9 Sur 195, Oficina 1034, Edificio Square, Medellin, Colombia. Senior management control these records and the Board and management team have full access.

Strategic Direction

While the exploration operations of each of the Branch and the Company’s subsidiaries are managed locally, the Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

Disclosure Controls and Procedures

The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from Board members in Colombia.

CEO and CFO Certifications

In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer of the Company in a timely manner.

Managing Cultural Differences

Differences in cultures and practices between Canada and Colombia are addressed by the engagement of Colombian-resident Board and management members, as well as local advisors, who have deep operational experience with the mineral exploration industry in Colombia and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in Colombia and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. In addition, most of the Company’s management team members that are non Colombians have been involved in the Colombian mineral exploration and development industry for over 10 years through their involvement with Continental Gold (as further described above), developing an understanding of the relevant cultural differences and helping in mitigating potential risks from cultural differences.

Transactions with Related Parties

The Company is subject to applicable Canadian and United States securities laws and applicable exchange rules and Canadian accounting rules with respect to approval and disclosure of potential related party transactions and has procurement and other policies in place which it follows to mitigate risks associated with potential related party transactions. The Company may in the future transact with related parties from time to time, in which case such related party transactions may require disclosure in the consolidated financial statements of the Company and in accordance with applicable Canadian securities laws and accounting rules.

Controls Relating to Verification of Property Interests

The Company engaged a local team with broad experience in mining exploration in Colombia, as well as in legal, social, and environmental matters. The lead team in Colombia was previously successful in licensing, building, and putting into operation other mining projects in Colombia. This contributed to obtaining an understanding of the framework surrounding the good standing of the Company’s properties and assets, from a legal, social, and environmental perspective.

The lead team was tasked with the negotiation and acquisition of properties that comprise the Colombian Projects. The current President and Chief Executive Officer of the Company, Mr. Omar Ossma, who led the negotiations and acquisitions of the Company’s current projects, is a licensed lawyer in Colombia, with more than 20 years of professional experience in Colombian corporate, environmental, mining and energy law, 15 of which have been dedicated to the mining and energy sectors. His knowledge of the legal framework of mineral properties and assets assisted the Company in negotiating and entering into legally binding agreements under Colombian law, ensuring the good standing of the Company’s rights over the acquired assets and properties.

The Company also retained an established and leading law firm based in Bogota, Colombia, as its legal advisors for all Colombian related matters, that is widely known for their mining practice. In addition to providing a wide array of legal services beginning from the date of incorporation of the Company’s Colombian subsidiaries, the law firm also prepared and delivered title opinions with respect to the Company’s current Colombian properties.

In addition, the Company retained two independent consulting firms specializing in the mining sector, with significant experience in social, engineering, environmental and other sustainability matters that prepared and delivered a due diligence report on the socio-economic and environmental conditions of the properties comprising the San Antonio option, as well as the first and second Guayabales options, and a baseline study report on the performance of certain socio-economic, health and safety measures in the property area.

License, Permitting and other Regulatory Approvals

Based on consultations with its local advisers and government authorities, the Company satisfied itself that it has obtained all required permits, licenses and other regulatory approvals to carry out its business in Colombia. The table set out below details which material permits, business licenses and other regulatory approvals are required for the Company to carry out its business operations in Colombia.

Material permit, license and/or other regulatory approval required to conduct operations	Material permit, license and/or regulatory approval obtained by the Company
Operating as a company requires a Public commercial registry before the Chamber of Commerce. This registry also activates a Tax Registry.	Obtained.

Prospecting activities (all exploration excluding drilling) are free activities in Colombia, and require no permit, other than authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current prospecting campaign.

Drilling activities require a valid mining right and/or mining title granted by the National Mining Authority.	The Company is conducting exploration activities on mining titles LH0071-17, 781-17, HI8-15231, 501712 and IIS-10401 which are validly granted mining titles.

Drilling activities will require authorization for land access from private owner.	The Company generally negotiates land access permits in advance to its operations. Currently, the Company has all required land access permits for its current drilling campaign.

Exploration activities are not subject to environmental license. However, if the activities require the use of natural renewable resources (such as water catchments, dumpings and timbering, amongst others) the Company will require a filing, and further permission, before the regional environmental corporation in the territory.	The Company has been granted water rights for its drilling campaign, both in San Antonio and Guayabales projects, and may also recur to purchase water in bulk to perform its drilling campaign.

Construction of a mining project, and its operation requires an environmental license granted by an environmental authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require an environmental license at this time.

Construction of a mining project, and its operation requires a work plan approved by the applicable mining authority.	The Company is not currently in a position to advance either of its properties to the development and construction phase of a mining project, therefore it does not require a work plan at this time.

As at the date of this AIF, no restrictions or conditions have been imposed by the government of Colombia on the Company’s ability to operate in Colombia. The Company’s continued ability to operate in Colombia could be impacted as a result of: (i) a drastic change in water conditions which may result in restrictions on already granted water rights; (ii) a breach of environmental commitments and/or regulations by the Company; (iii) the declaration of environmentally protected areas which could restrict mining activities on the Company’s current projects; or (iv) court ordered public hearings in regards to the presence of ethnic minorities on the Company’s properties. See “Risk Factors”.

RISK FACTORS

The Company is engaged in the exploration, development and acquisition of mining properties and projects. Due to the high-risk nature of the Company’s business, the Company’s operations are speculative. The Company’s operations, properties and projects are subject to various risks and uncertainties, including but not limited to, those listed below. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Company. These risk factors, together with all other information included or incorporated by reference in this AIF, including, without limitation, information contained in the section “Cautionary Statement Regarding Forward Looking Information” as well as the risk factors set out below, should be carefully reviewed by readers.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, are interrelated and, consequently readers should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in other documents incorporated or deemed incorporated by reference herein or other unforeseen risks. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in the Company’s forward-looking statements. Unless the context indicates or implies otherwise, references in this section to the “Company” include the Company and its subsidiaries.

Nature of Mineral Exploration

Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The properties in which the Company holds an interest are without a known mineral resource or reserve. Each of the proposed programs on the properties is an exploratory search for resources or additional resources. There is no assurance that commercial quantities of resources will be discovered. There is also no assurance that even if commercial quantities of resources are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade, ground conditions, metallurgy, proximity to infrastructure, community relations, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of economic commercial quantities of ore.

Foreign Country Risk

The Company’s principal mineral properties are located in rural Colombia. Over the past 15 to 20 years, the Government of Colombia has made strides in improving the social, political, economic, legal and fiscal regimes. However, operations in Colombia are still subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems including, but not limited to, unemployment and inequitable income distribution and unstable neighboring countries. The instability in neighboring countries could result in, but not be limited to, an influx of immigrants which could result in a humanitarian crisis and/or increased illegal activities. Colombia is also home to a number of insurgency groups and large swaths of the countryside are under guerrilla influence. In addition, Colombia experiences narcotics-related violence, a prevalence of kidnapping, extortion and thefts and civil unrest in certain areas of the country. Such instability may require the Company to suspend operations on its properties. There is a risk that agreements with the police and/or army are required and cannot be reached on time or on terms that are acceptable to the Company, which could result in an increase in security threats or loss of control at the project site that could have a material adverse effect on the Company.

Although the Company is not presently aware of any circumstances or facts which may cause the following to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in the Company’s operations, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, changes in mining and environmental laws or other matters.

Guerilla Activity

Colombia has experienced, and continues to experience, internal security issues, primarily due to the activities of guerrilla groups, drug cartels and criminal gangs. In rural regions of the country with minimal governmental presence, these groups have exerted influence over the local population, assassinated local social leaders, and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Certain areas in which the Company operates have been historically impacted by the activities of these groups. Even though the Colombian Government’s programs and policies have reduced guerrilla and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such criminal activity persists in Colombia. Possible escalation of such activity and the effects associated with it may have a negative effect on the Colombian economy and on the Company, its employees, financial condition and results of operations The Government of Colombia reached a peace accord in 2016 with the country’s largest guerrilla group. During 2023, the Government of Colombia entered into formal discussions with another guerrilla group for a future peace accord, as well as seeking such agreements with other relevant illegal armed groups. Subsequent to year end, the Government of Colombia suspended discussions with the referred guerrilla group on account of disturbances in certain regions of Colombia. There is no clear agenda or date to initiate discussions. There is no certainty that the agreements will be adhered to by all of the members of the guerrilla groups or that a peace agreement will be ultimately reached with the country’s largest guerrilla group or the other existing illegal armed groups. There can also be no assurance that continuing attempts to reduce or prevent guerilla, drug trafficking or criminal activity will be successful or that guerilla, drug trafficking and/or criminal activity will not disrupt the Company’s operations in the future. There is a risk that any peace agreement might contain new laws or change existing laws that could have a material adverse effect on the Company’s projects. Furthermore, the achievement of peace with the country’s guerrilla groups or other illegal armed groups could create additional social or political instability in the immediate aftermath, which could have a material adverse effect on the Company as, among other things, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost-effective manner.

See “Description of the Business – Emerging Market Disclosure”.

Foreign Operations

The Company’s exploration operations are located in Colombia. Colombia’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls as well as local business culture and practices are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s Colombian management, legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on the members of management and the Board who have previous experience working and conducting business in Colombia to enhance its understanding of and appreciation for the local business culture and practices in Colombia. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing and tax matters in Colombia. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Colombia are beyond the control of the Company and may adversely affect its business.

The Company also bears the risk that changes can occur to the Government of Colombia and a new government may void or change the laws and regulations that the Company is relying upon. Currently, there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Due to its locations in Colombia, the Company depends in part upon the performance of the Colombian economy. As a result, the Company’s business, financial position and results of operations may be affected by the general conditions of the Colombian economy, price instabilities, currency fluctuations, inflation, interest rates, regulatory changes, taxation changes, social instabilities, political unrest and other developments in or affecting Colombia over which the Company does not have control. Because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect in which an entire region or class of investment is disfavoured by international investors, Colombia could also be adversely affected by negative economic or financial developments in other emerging market countries.

See “Description of the Business – Emerging Market Disclosure”.

Financing Risk

The Company has limited financial resources and has limited sources of operating cash flow. The Company will require additional funds to finance exploration and future acquisitions. The exploration and development of the various mineral properties in which the Company holds interests and the acquisition of additional properties depend upon the Company’s ability to obtain financing through equity financings, joint ventures of projects, stream financing, debt financing or other means. The perception that security conditions in Colombia have not improved and the decline in the capital markets for the extractive industry could hinder the Company’s ability to access capital in a timely or cost-effective manner. Although the Company has been successful in raising funds, including an aggregate of approximately C$87.0 million raised pursuant to three “bought deal” offerings completed in October, 2022, March, 2023 and October, 2024 (including the Concurrent Private Placement) and approximately C$71 million raised pursuant to March 2024 Private Placement and the March 2025 Private Placement, there can be no assurance that the Company will be able to raise additional financing required or that such financing will be available on terms acceptable to the Company. Failure to obtain additional financing on a timely basis may result in delays or an indefinite postponement of exploration, development, or production on any or all of the Company’s properties, could cause the Company to reduce or terminate its operations or lose its interests in its properties and cease to continue as a going concern.

In addition, there can be no assurance that future financing can be obtained without substantial dilution to existing shareholders. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares.

Property Interests

The ability of the Company to carry out successful mineral exploration, development and production activities will depend on a number of factors. The Company has a number of obligations with respect to acquiring and maintaining the Company’s interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that any such renewal, extension or transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. Some of the Company’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

There is no assurance that the Company’s rights and foreign interests will not be revoked or significantly altered to the detriment of the Company.

No Assurance of Titles or Boundaries

The Company is not the registered holder of all of the licences or concessions that comprise its projects in Colombia. Some of the licences and concessions that comprise the Company’s projects in Colombia are registered in the names of certain third-party entities. The Company’s interest in the Colombia Projects is partially derived from option agreements. Under the option agreements, third parties have agreed to transfer the licences and concessions that comprise such properties to the Company upon satisfaction of certain conditions including but not limited to the receipt of all of the option payments. In the meantime, in certain circumstances, the third parties are allowed to continue to operate under certain restrictive conditions. There can be no assurance, however, that the third parties will operate under the agreed upon conditions and that such transfers will be effected. Failure to operate under the agreed conditions could result in a material loss and have a materially negative impact on the Company’s operations. Also, events may occur that would prevent the third-party entities from being able to transfer such licences and concessions to the Company. In addition, in the event of a dispute between the parties, the Company’s only recourse would be to commence legal action in Colombia. If the Company is required to commence legal proceedings, there is no assurance that the Company will succeed in such proceedings, and, therefore, may never obtain title to such properties.

Other parties may dispute title to any of the Company’s mineral properties or land titles, any of the Company’s properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions or errors. A successful challenge to the precise area and location of the Company’s projects could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Land Surface and Access Rights

Even though the Company has advanced in the acquisition of surface rights relevant to its ongoing operations, as well as a future mine, it does not own all of the surface rights required to build a future project. There is a risk that the Company will not be able to purchase all of the surface rights from third parties or on terms that are acceptable to the Company. Additionally, Colombia Law 1448/2011 compensates, with land restitution, communities that have been displaced as a result of political violence. In the event that the Company is impacted by application of Law 1448/2011, it has the right to begin an expropriation process available under Colombian law, although the process could take longer than expected. Although the Company does not expect the effects of Law 1448/2011 to impact the Company, there is a risk that land near or on the Company’s projects could be impacted, which could have a material adverse effect on the Company.

In order for the Company to conduct exploration including but not limited to surface reconnaissance work, mapping and drilling, it requires permission from third party owners of land. There is a risk that the Company will not be able to negotiate land access rights from third party landowners, which would have a material adverse effect on the Company’s exploration activities. Even though not a common practice, the Company may rely on judicial proceedings to obtain rights of way on third party land.

The Company has a number of option agreements with third parties for surface rights (property and/or adverse possession) which are payable over a number of years. There is a risk that title will not be transferred to the Company by the third party at the termination of the option agreements in which case the Company’s only recourse would be through legal actions, or by application of mining expropriation. Enforcing contracts through legal avenues, or applying expropriation will take years to resolve. If any of these events occur, it could have a material negative impact on the Company.

In addition, the Company is purchasing surface rights or entering into option agreements for surface rights in rural Colombia where land titles are characterized by adverse possession rights and not necessarily by land deeds. Although the Company performs due diligence to ensure that adverse possession rights belong to the third parties that it enters into contracts with, there is a chance that another third party could claim the same possession rights or ownership with a deed which could have a material negative effect on the Company.

Decree 044

On January 30, 2024, the Colombian Ministry of Environment issued Decree 044 which allows the Ministry to declare temporary reserve areas in certain parts of Colombia. To declare a temporary reserve area, a resolution must be issued by the Ministry detailing the area that is to be temporarily reserved. Pursuant to this decree, a subsequent resolution may mandate a five-year suspension of environmental license awards, extendable for a further five years, while studies are conducted to determine if an area should be restricted or excluded from mining. However, this decree does not limit the possibility to continue environmental studies in a mandated area. Decree 044 is presently being challenged at constitutional and administrative courts, led by the Colombian Disciplinary Office, artisanal and small mining units, the Colombian Mining Trade Association and the National trade association. Decree 044 does not currently adversely impact operations at Guayables or San Antonio.

Artisanal Mining

The Company’s properties are located in Colombia in an area that has a long history of artisanal mining. A portion of the Company’s property include artisanal groups that are mining informally on a small-scale basis. The Company is committed to respecting their rights and to assist them in formalizing, however, there is no assurance that this process will be successful or that they will not oppose the Company’s exploration activities or potential future development. There is also a risk that the number of informal miners could increase in the future resulting in a material adverse effect on the Company. In addition, artisanal mining accidents occur and, in some cases, result in serious injury or death. While the Company is not responsible for artisanal mining operations including their health and safety standards, an artisanal mining accident could be perceived as the Company’s responsibility which could have a material adverse effect on the Company.

Community Relations

Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful exploration and development. There can be no assurances that the Company will be successful at managing these impacts and that actions of other mining companies will not have a negative impact on the Company’s ability to manage these impacts. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits. The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration and development plans or enter into agreements with local stakeholders or governments with respect to its projects. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

Minority Ethnic Groups

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of minority ethnic groups. Many of these materials impose obligations on government to respect the rights of minority ethnic groups. Some mandate that government consult with minority ethnic groups regarding government actions which may affect minority ethnic groups, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to Minority Ethnic Groups continue to evolve and be defined. The Company’s current or future operations are subject to a risk that one or more groups of minority ethnic groups may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an exploration right. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks, public hearings or other forms of public expression against the Company or the owner/operator’s activities. Opposition by minority ethnic groups to such activities may require modification of or preclude operation or development of projects or may require entering into agreements with minority ethnic groups. Claims and protests of minority ethnic groups may disrupt or delay activities of the owners/operators of the Company’s exploration assets.

Dependence on Key Management Employees

The Company’s exploration programs will depend on the business and technical expertise of key executives, including the directors of the Company and a small number of highly-skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of any of these individuals or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Company does not have key man insurance in place with respect to any of these individuals.

Labour and Employment Matters

While the Company has good relations with its employees, these relations may be impacted by changes in labour laws which may be introduced by the relevant governmental authorities in jurisdictions in which the Company carries on business. Adverse changes in such legislation may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s workforce is not governed by a minority union or a cooperative agreement. Although labour relations with its employees have been good, there is no assurance that this will continue in the future or that employees will not attempt to organize in the future. Any significant disruption in labour arrangements could have a material adverse effect on the Company’s reputation and its ability to continue to operate.

Non-Governmental Organization Intervention

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations. A number of non-governmental organizations are becoming increasingly active in Colombia as the security and safety in Colombia increases and the Government implements the peace accords. These organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations have been involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to protest and even prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Open Pit Mining

The Company operates in Colombia which has a long history of open pit mining operations, as well as a current and in force legal framework which allows for open pit mining. Despite this and the fact that the government has recently issued a number of open pit mining permits, there can be a perception or misinformation that is prevalent in the media or social media that insinuates that open pit mining is banned in Colombia. While the Company uses extensive means to counter this misinformation, it is possible that even the perception of banning open pit mining in Colombia could make it difficult for the Company to raise capital and could have a material adverse effect on the Company.

Foreign Currency Fluctuations

The Company’s current and proposed exploration in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results. The Company’s reporting currency is the U.S. dollar, which is exposed to fluctuations against other currencies. In addition, the Company maintains cash accounts in Canadian dollars, U.S. dollars and Colombian pesos and has monetary assets and liabilities in U.S. and Canadian dollars and Colombian pesos. The important exchange rates for the Company are currently the rate between the U.S. dollar and the Colombian peso and the Canadian dollar and the U.S. dollar. While the Company is funding work in Colombia, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Common Shares are traded on the TSX, a Canadian stock exchange and NYSE American, a United States stock exchange. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are principally incurred in U.S. dollars or Colombian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar and the U.S. dollar and Colombian peso. From time to time, to partially mitigate transactional volatility in the U.S. dollar and Colombian peso, the Company may enter into foreign currency instruments in order to partially offset existing currency exposures.

Cybersecurity Risks

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems, are critical to the operations of the Company. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft or other compromising of confidential or otherwise protected information. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company stores all of its proprietary data on cloud servers including, but not limited to, financial records, drilling databases, technical information, legal information, licences and human resource records. There is no assurance that third parties will not illegally access these records which could have a material adverse effect on the Company.

Social Media

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to its overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Health and Safety Risk

Mining and exploration, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations and development, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. The Company has some procedures in place to manage health and safety protocols to reduce the risk of occurrence and the severity of any accident and plans to invest time and resources in the future to enhance health and safety at all operations.

The Company has limited insurance policies in place to cover some accidents and regularly monitors the adequacy of such policies; however, not all risks are covered by insurance policies due to either coverage not being available or not being available at commercially reasonable prices.

Criminal Mining

The Company operates in Colombia where criminal mining exists in certain parts of the country. Criminal mining is distinct from artisanal mining where local residents with long-standing mining operations have earned a right to continue operating and earning a living provided they meet certain historical, technical, environmental and legal requirements. Criminal mining is often backed by criminal organizations who use mining to achieve illegal means including but not limited to the laundering of money. The Company’s properties do not have criminal mining activities, however, there is no assurance that criminal mining will not appear in the future which could have a material adverse effect on the Company.

Limited Operating History

The Company has no history of generating profits. The Company expects to continue to incur losses unless and until such time as it develops its properties and commences operations on its properties. The development of the properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, some of which are beyond the Company’s control, including the progress of ongoing exploration, studies and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any joint venture agreements with strategic parties, if any. There can be no assurance that the Company will generate operating revenues or profits in the future.

Special Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration and development programs as well as finance and accounting. The Company has been able to recruit and retain employees and consultants with the necessary skills and knowledge. The Company believes it will continue to be able to do so; however, no assurance can be made in that regard.

Environmental and Other Regulatory Requirements

All phases of the Company’s operations are subject to environmental regulation (including environmental impact assessments and permitting). Environmental legislation and international standards are continually evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There have been a number of recent regulatory changes in Colombia and the Company expects additional regulatory changes, new interpretations and possibly enhanced enforcement to occur in the future. There is no assurance that the Company can or will be able to meet all standards on time, which could adversely affect the Company’s business, financial condition or operations.

Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present and which have been caused by artisanal miners or previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations, permitting and zoning requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration, development or production of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on the Company and cause an increase in exploration expenses or capital expenditures or require abandonment or delays in the development of new exploration properties.

It is not possible for the Company to accurately predict changes in laws or policy or the extent to which any such developments or changes may have a material adverse effect on the Company’s operations. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the properties, business, operations or financial condition of the Company. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

In the future, the Company may require, from time to time, various approvals including, but not limited to, the approval from the National Environmental Licensing Authority (ANLA in Spanish) or the regional environmental authority for environmental permits. There is no assurance that the Company will receive such approvals or receive them within a reasonable time period.

Control of the Company

Mr. Ari Sussman, the Executive Chairman and a director of the Company, is also t a principal shareholder of the Company. Mr. Sussman owns or controls, directly or indirectly, 11,003,600 Common Shares representing approximately 13.0% of the issued and outstanding Common Shares on a non-diluted basis. By virtue of his status as a principal shareholder of the Company, and by being an executive officer and a director of the Company, Mr. Sussman has the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders, and third parties could be discouraged from making a take-over bid. In addition, sales by Mr. Sussman of a substantial number of Common Shares could cause the market price of the Common Shares to decline.

Investors’ Ability to Exercise Statutory Rights and Remedies under Canadian Securities Laws

The Company is incorporated under the laws of the Province of Ontario. However, the subsidiaries of the Company are organized under the laws of jurisdictions outside of Canada, in particular Bermuda and Colombia, and certain of the officers and directors of the Company reside outside of Canada. This may limit an investor’s ability to exercise statutory rights and remedies under Canadian laws. In particular, a Canadian court may determine that it does not have jurisdiction over a claim by an investor against one of the Company’s subsidiaries and/or its officers and directors, or that another international jurisdiction is the more convenient forum to adjudicate the claim. Similarly, extraterritorial jurisdiction for violations of U.S. securities laws may be unavailable.

Difficulty in Enforcement of Judgments

The Company has subsidiaries incorporated in Bermuda and Colombia. Certain directors and officers of the Company reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in Canada against one or more of the directors or officers of the Company for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in Bermuda or Colombia. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a court in an international jurisdiction agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by the law in the relevant international jurisdiction.

Negative Operating Cash Flow

To date the Company has recorded no operating cash flow and the Company has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment are retained associated with advancing exploration, development and commercial production of the Company’s properties. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct time-consuming exploration and development. There can be no assurance that the Company will ever generate positive operating cash flow or achieve profitability.

Compliance with Anti-Corruption Laws

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977, a United States federal law, as well as similar laws in countries in which the Company or its contract counterparties conduct their operations or business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. The Company’s primary operations are located in Colombia and, according to Transparency International, Colombia is perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, U.S. or foreign authorities could also have an adverse impact on the Company’s business, financial condition and results of operations, as well as on the market price of the Common Shares. As a consequence of these legal and regulatory requirements, the Company instituted policies with regard to its anti-corruption policies. There can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption laws.

Regulatory Obligations as a Public Company

The Company is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could adversely affect the Company’s share price. The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including Canadian securities administrators, the U.S. Securities and Exchange Commission (the “SEC”), the applicable stock exchange(s), including the TSX and NYSE American, and the International Accounting Standards Board (“IASB”). These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, (i) the Canadian Extractive Sector Transparency Measures Act (“ESTMA”) and (ii) Rule 13q-1 (“Rule 13q-1”) under the Securities Exchange Act of 1934, as amended, each mandates the public disclosure by the Company of payments over certain specified dollar amounts made by extractive companies, to all levels of domestic and foreign governments (under ESTMA) and to foreign governments and the federal government of the United States (under Rule 13q-1). The Company’s efforts to comply with increasing regulatory burdens could result in increased general and administration expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If the Company becomes subject to an enforcement action or is in violation of ESTMA or Rule 13q-1, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on the Company’s reputation. The Company will continue to be required to comply with ESTMA and Rule 13q-1 reporting requirements.

Risks Related to Our Qualification as a Foreign Private Issuer

The Company is a “foreign private issuer”, as such term is defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) and in Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”), and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short swing profit liability provisions of Section 16 of the U.S. Exchange Act. Therefore, shareholders may not know on a timely a basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are generally longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD, and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices that it follows instead. The Company currently relies on this exemption with respect to certain corporate governance practices. See “NYSE American Corporate Governance”. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

As the Company continues to increase its presence in the United States, it may cease to qualify as a foreign private issuer. Although the Company has elected to comply with certain United States regulatory provisions, the loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to the Company under securities laws as a United States domestic issuer would be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

Risks Relating to the Company’s Status as an “Emerging Growth Company” Under United States Securities Laws

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the Jumpstart Our Business Startups Act (“JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (ii) the last day of year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act; (iii) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (iv) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of the exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. In addition, if the Company no longer qualifies as an emerging growth company, it would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition, results of operations, cash flows or prospects.

Insurance and Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks including, but not limited to, unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration and development, monetary losses and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

The Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Government Regulation

The mineral exploration, mining, processing, and development activities of the Company are subject to various laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, waste disposal, land claims of local people, mine development, and other matters. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration. Amendments to current laws and regulations governing operations and activities of exploration, or more stringent implementation thereof could have an adverse impact on the Company.

The Company’s mineral exploration activities in Colombia may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties or the costs related to the Company’s activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government-imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and project safety. The effect of these factors cannot be accurately predicted. Although the Company’s exploration activities are currently carried out in material compliance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration.

Furthermore, any shift in political attitudes, or amendments to current laws and regulations governing operations and activities of exploration or more stringent implementation thereof are beyond the control of the Company and could have a substantial adverse impact on the Company.

Market Price of Common Shares

Securities of mineral exploration, development and production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious and base metal mineral prices or the Company’s financial condition or results of operations as reflected in its quarterly and annual earnings reports. Other risks unrelated to the Company’s performance that may have an effect on the price of the Common Shares include the following: regulatory or economic changes affecting the Company’s operations; variations in the Company’s operating results; developments in the Company’s business or its competitors’ businesses; the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; changes in market sentiment towards the Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a decline in the price of the Common Shares could result in the failure to meet bid price or market capitalization requirements of the exchanges on which they trade and could cause the Company’s securities to be delisted, further reducing market liquidity.

There can be no assurance that an active market for the Common Shares will be sustained. Investors should be aware that the value of the Common Shares may be volatile, and investors may, on disposing of the Common Shares, realize less than their original investment or may lose their entire investment.

The Company’s operating results and prospects from time to time may be below the expectations of market analysts and investors. In addition, stock markets from time to time suffer significant price and volume fluctuations that affect the market prices of the securities listed thereon and which may be unrelated to the Company’s operating performance. Any of these events could result in a decline in the market price of the Common Shares. The Common Shares may, therefore, not be suitable as a short-term investment. In addition, the market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded and the price at which investors may realize their shares are influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the business and geographic sectors in which the Company operates. Such factors could also include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company and general economic conditions.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the shares of the Company have been paid by the Company to date. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs. At this time, the Company has no source of cash flow and anticipates using all available cash resources towards its stated business objectives and retaining all earnings, if any, to finance its business operations.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. In addition, shareholders of the Company who have an investment profit in the Common Shares that they own may seek to liquidate their holdings, which could decrease the trading price of the Common Shares and could also impair the Company’s ability to raise capital through future sales of Common Shares.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations or the Company’s property development.

Seizure or Expropriation of Assets

Pursuant to Article 58 of the Colombian constitution, the Government of Colombia can exercise its eminent domain powers in respect of the Company’s assets in the event such action is required to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding (expropiacion ordinaria), (ii) an administrative expropriation (expropiacion administrativa) or (iii) an expropriation for war reasons (expropiacion en caso de guerra). In all cases, the Company would be entitled to a fair indemnification for expropriated assets. However, indemnification may be paid in some cases years after the asset is effectively expropriated. Furthermore, the indemnification may be lower than the price for which the expropriated asset could be sold in a free market sale or the value of the asset as part of an ongoing business.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with International Financial Reporting Standards as issued by the IASB. In preparing financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. The Company has implemented and continues to assess its internal control systems for financial reporting in order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards and that all accounting policies are applied correctly to ensure reliability of the information, the Company continues to be in a start up phase and internal control processes are still maturing.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of natural resource exploration, development and production. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required under the OBCA and the Company’s by-laws to disclose his/her interest.

Competition

The Company may compete with other exploration companies which may have greater financial resources and technical abilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. The Company’s ability to increase the number of properties that it holds in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.

Differing Interpretations in Tax Regimes in Foreign Jurisdictions

Tax regimes in foreign jurisdictions may be subject to sudden changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties or interest. See also “Risk Factors – Bermuda Legal Matters – Bermuda Corporate Income Tax”.

Tax Matters

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Unknown Liabilities in Connection with Acquisitions

As part of the Company’s acquisitions, the Company has assumed certain liabilities and risks. While the Company conducted due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Acquisitions and Integration

From time to time, it can be expected that the Company will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, social, operating, financial and geological risks. The Company’s success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would typically be accompanied by risks. If the Company chooses to raise debt capital to finance any such acquisitions, the Company’s leverage will be increased, along with potential additional performance and covenant requirements which may increase the risk of default or reduced capital. If the Company chooses to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any such acquisitions with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Enforcement of Legal Rights

The Company’s material subsidiaries are organized under the laws of foreign jurisdictions and certain of the Company’s directors, management personnel and experts are located in foreign jurisdictions. Given that the Company’s material assets and certain of its directors, management personnel and experts are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company or its directors, officers and experts, any judgments obtained by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or otherwise. Similarly, enforcement of judgments obtained by U.S. courts or U.S. securities regulatory authorities may be difficult. Further, in the event a dispute arises from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada.

Forward-looking Information May Prove Inaccurate

Certain valuations and measurements required consideration of forecast estimates and the use of various assumptions reliant upon factors which are beyond the control of the Company. Readers of this AIF should refer to the “Cautionary Statement Regarding Forward Looking Information” section.

Reliability of Mineral Resource and Reserve Estimates

The Company currently does not have any mineral resources or mineral reserves. Furthermore, there is no certainty that any of the mineral resources or mineral reserves on any project with mineral resources or mineral reserves will be realized. Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Any material change in quantity of metal, grade or dilution may affect the economic viability of any project undertaken by the Company.

Environmentally Protected Areas/Forest Reserves

Colombia has a number of environmentally protected areas or forest reserves (“Protected Areas”) that can, in certain circumstances, restrict mining activities. There are varying levels of Protected Areas within the country with different levels of restrictions. The Company’s exploration properties may be subject to Protected Areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted which could have a material impact on the Company’s operations. In addition, there can be no assurances that the government of Colombia will not declare new Protected Areas that could potentially impact the Company’s Colombian Projects which could have a material negative impact on the Company.

Cultural or Ethnic Restricted Areas

Colombia has a number of restricted areas that can, in certain circumstances, require companies to obtain special permits to advance into exploration and exploitation activities. Restricted areas include (i) urban areas, (ii) archeological interest areas, (iii) cultural and historical interest areas, and (iv) public utilities and infrastructure areas. A small portion of the Company’s exploration titles and/or exploration applications are subject to restricted areas and while the Company does not expect any difficulties in obtaining the necessary permits to conduct mining activities in these areas, there can be no assurances that the laws or boundaries will not change or that permits will be granted. In addition, there can be no assurances that the government of Colombia will not declare new restricted areas that could potentially impact the Company’s operations which could have a material negative impact on the Company.

Fluctuation in Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same or mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the ability of the Company to attract investors and receive further funds for exploration and development. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Canadian and U.S. dollars and the Colombian peso relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold-producing regions and governmental or central bank policies with respect to gold holdings. Declines in the price of gold may adversely affect the Company’s development and mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease.

Credit Risk

Credit risk arises from cash and cash equivalents, held with banks and financial institutions, and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Global Economic Conditions

There are significant uncertainties regarding the price of gold, other precious and base metals and other minerals and the availability of equity financing for the purposes of mineral exploration and development. Currently, prices of certain commodities such as gold, silver and copper have reflected volatility, which has had an impact on the Company and the mining industry in general. The Company’s future performance is largely tied to the exploration and development of the Colombia Projects and the commodity and financial markets. There can be no certainty that commodity prices will increase or maintain the same levels. Current financial markets are likely to continue to be volatile in Canada and the United States potentially through 2025 and beyond, reflecting ongoing concerns about the stability of the global economy, geo-political risks, tariff threats and support for existing treaty and trade relationships, and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in financing activities. As a result, the Company may have difficulty raising financing for the purposes of mineral exploration and development and, if obtained, on terms favourable to the Company and/or without excessively diluting existing shareholders of the Company. These economic trends may limit the Company’s ability to develop and/or further explore its mineral property interests.

Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such volatility and market turmoil continue, the Company’s business and financial conditions could be adversely impacted.

Unreliable Historical Data

The Company has compiled technical data in respect of the Colombia Projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration and development programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, road blockades, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, development, financial condition and results of operations.

International Conflicts

International conflicts and other geopolitical tensions and events, including war, military action, terrorism, trade disputes and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine in February 2022 has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. In October 2023, Israel and Hamas, the terrorist organization and current ruling political party in the Gaza Strip, engaged in a series of violent exchanges, primarily in southern Israel and the Gaza Strip. This has resulted in a significant increase in tension in the region and may have far reaching effects on the global economy. Volatility in commodity prices and supply chain disruptions may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current conflicts in the Ukraine and Israel and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF, including those relating to commodity price volatility and global financial conditions. The outcome of these conflicts is uncertain, and these conflicts may escalate and may result in escalated tensions within and outside of Eastern Europe and the Middle East, respectively. This could result in significant disruption of supplies of oil and natural gas from the region and could cause a significant worldwide supply shortage of oil and natural gas and have a significant impact on worldwide prices of oil and natural gas. A lack of supply of energy and high prices of oil and natural gas could have a significant adverse impact on the world economy. The situation is rapidly changing and unforeseeable impacts, including on the Company’s shareholders and counterparties on which the Company relies and transacts with, may materialize and may have an adverse effect on the Company’s operations and trading price of the Common Shares.

Bermuda Legal Matters

The Bermuda Subsidiary is subject to the laws of Bermuda. The following is a non-exhaustive summary of certain laws of Bermuda, which are relevant to the operations of the Bermuda Subsidiary.

Enforcement of Judgments in Bermuda May be Difficult

The current position with regard to enforcement of judgments in Bermuda is set out below but this may be subject to change. A final and conclusive judgment of a foreign court against the Bermuda Subsidiary, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature) may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of “obligation by action” on the debt evidenced by the foreign court’s judgment. On general principles, such proceedings would be expected to be successful provided that:

●	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

●	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice, and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority (the “BMA”) has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

No stamp duty, income taxes, corporate or capital gains taxes, withholdings, levies, registration taxes, estate duties, inheritance taxes or gift taxes or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

Bermuda Corporate Income Tax

The Bermuda Subsidiary is not currently subject to tax on income, profits, withholding, capital gains or capital transfers. Furthermore, the Bermuda Subsidiary obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) (the “EUTP Act”) an assurance that, in the event Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to the Bermuda Subsidiary or to its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by the Company in respect of real property owned or leased by the Company in Bermuda, until 31 March 2035. As a result of changes made to the EUTP Act by the Corporate Income Tax Act, 2023 (the “CIT Act”), this assurance is subject to the application of any taxes pursuant to the CIT Act, as described further below. If tax becomes due under the CIT Act, the assurance will not apply and tax will be payable.

The CIT Act came into full force on 1 January 2025. Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after 1 January 2025 and will apply only to a Bermuda constituent entity (“BCE”) that is part of multinational enterprise group (“MNE Group”). Subject to certain exceptions/exclusions, a BCE means a Bermuda tax resident entity or a Bermuda permanent establishment that is a constituent entity of an “in scope” MNE Group”.

An “In Scope MNE Group” for these purposes is a group which meets the relevant revenue threshold (EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question) and is a MNE Group (being a group (as further defined below) comprised of an ultimate parent entity and one or more entities (which includes permanent establishments) located in another jurisdiction). For MNE Groups that meet the revenue threshold, corporate income tax will generally apply to each BCE. Consistent with the Global Anti-Base Erosion Model Rules (“GloBE Rules”), the terms “group”, “ultimate parent entity” and “controlling interest” are critical to determining whether a Bermuda entity is considered a constituent entity of an MNE Group.

A “group” is defined for the purposes of the CIT Act as (a) a collection of entities that are related through ownership or control such that the assets, liabilities, income, expenses and cash flows of those entities are included in the consolidated financial statements of the ultimate parent entity, or are excluded from the consolidated financial statements of the ultimate parent entity solely on size or materiality grounds, or on the grounds that the entity is held for sale; or (b) an entity that is located in one jurisdiction and has one or more permanent establishments located in other jurisdictions provided that the entity is not part of another group as described in (a) above.

An “ultimate parent entity” is (a) an entity that owns, directly or indirectly, a controlling interest in any entity, and is not owned, with a controlling interest, directly or indirectly by another entity; or (b) with respect to permanent establishments, the main entity in a group, being the entity that includes the financial accounting net income or loss of a permanent establishment in its financial statements. A “controlling interest” is an ownership interest in any entity such that the interest holder (a) is required to consolidate the assets, liabilities, income, expenses and cash flows of the entity on a line-by-line basis in accordance with an acceptable accounting standard, or (b) would have been required to consolidate the assets, liabilities, income, expenses and cash flows of the entity on a line-by-line basis if the interest holder has prepared consolidated financial statements, provided with respect to permanent establishments, that a main entity is deemed to have the controlling interests of its permanent establishments.

In practical terms therefore Bermuda resident entities will only be within the scope of Bermuda corporate income tax as BCEs if either they are consolidated on a line by line basis in the consolidated financial statements (prepared in accordance with an acceptable financial accounting standard) (or would be if consolidated financial statements had been prepared under an acceptable financial accounting standard) of an ultimate parent entity located in another jurisdiction; or the Bermuda resident entity or entities themselves consolidate on a line by line basis the results of one or more entities located in another jurisdiction in consolidated financial statements, and in either case the group meets the relevant revenue threshold.

BCEs that are a constituent entity of an In Scope MNE Group may nevertheless be excluded and not form part of a Bermuda Constituent Entity Group (as defined below) and/or may have elections available. This is assessed on a case by case basis.

Where corporate income tax is chargeable to a Bermuda Constituent Entity group (“Bermuda Constituent Entity Group”), the amount of corporate income tax chargeable for a fiscal year shall be (a) 15% of the net taxable income of the Bermuda Constituent Entity Group less (b) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. Detailed rules apply with respect to the calculation of net taxable income of each Bermuda Constituent Entity in a Bermuda Constituent Entity Group. Adjustments include deductions for brought forward losses incurred in prior years, certain excluded dividends, modifications for stock-based compensation, intra-group transactions etc.

The CIT Act also introduces certain “qualified refundable tax credits” which are set to be developed to incentivise companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the Organization for Economic Cooperation and Development’s (the “OECD”) standards.

Consistent with the GloBE Rules, a de minimis exemption from corporate income tax is provided for in the CIT Act whereby the corporate income tax liability may, at the election of the filing Bermuda Constituent Entity, be deemed to be zero, if for a fiscal year the average revenue of the Bermuda Constituent Entity Group is less than EUR 10 million, and the average net taxable income or loss is either a loss or is less than EUR 1 million. However, the election does not apply in relation to, inter alia, a Bermuda Constituent Entity that is a stateless constituent entity or an investment entity (in each case, as defined under the CIT act).

Exemption from Exchange Controls

The Bermuda Subsidiary is designated as “non-resident” for exchange control purposes by the BMA. Where a company is so designated, it is free to acquire, hold and sell foreign currency and securities without restriction.

Limitations on Carrying on Business

Under Bermuda law, exempted companies are companies formed for conducting business outside Bermuda from a principal place of business in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including:

a)	the acquisition or holding of land in Bermuda except:

I.	that required for their business and held by way of lease or tenancy for terms of not more than 50 years; or

II.	with the consent of the Minister of Finance of Bermuda or such other Minister as may be appointed (the “Minister”) to administer the Companies Act 1981 of Bermuda (the “Act”) granted in his discretion, land by way of lease or tenancy agreement for a term of not more than 21 years to provide accommodation or recreational facilities for its offices and employees;

b)	the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 Bermuda dollars without the consent of the Minister;

c)	acquire or hold land that is “tourist accommodation” or a “hotel residence” (as defined in section 72(1) of the Bermuda Immigration and Protection Act 1956), unless:

I.	the company has a physical presence in Bermuda and the Minister responsible for Immigration has given his consent by issuing a licence under Part VI of that Act; and

II.	the land is acquired or held by way of lease or tenancy agreement for a term not exceeding 131 years, or such longer period as is provided for in a hotel concession order made under the Hotels Concession Act 2000 or in a tourism investment order made under the Tourism Investment Act 2017;

d)	acquire or hold land consisting only of one or more residential valuation units in an approved residential scheme, unless

I.	the company has a physical presence in Bermuda and the Minister has in each case given his prior sanction to the acquisition or holding of the land; and

II.	(ii) the land is acquired or held by way of lease or tenancy agreement for a term not exceeding 131 years;

e)	the acquisition of any bonds or debentures secured by any land in Bermuda, except bonds or debentures issued by the Bermuda Government or a public authority; or

f)	the carrying on of business of any kind or type whatsoever in Bermuda either alone or in partnership or otherwise except:

I.	carrying on business with persons outside Bermuda;

II.	doing business in Bermuda with an exempted undertaking in furtherance only of the business of he exempted undertaking carried on exterior to Bermuda;

III.	buying or selling or otherwise dealing in shares, bonds debenture stock obligations, mortgages or other securities or investments issued or created by an exempted undertaking, or a local company, or any partnership which is not an exempted undertaking;

IV.	transacting banking business in Bermuda with and through an institution licensed as a bank under the Banks and Deposit Companies Act 1999 of Bermuda;

V.	effecting or concluding contracts in Bermuda, and exercising in Bermuda all other powers, so far as may be necessary for the carrying on of its business with persons outside Bermuda;

VI.	as manager or agent for, or consultant or adviser to any:

A.	exempted company or permit company which is affiliated whether or not incorporated in Bermuda with the exempted company; or

B.	exempted partnership registered under the Exempted Partnerships Act 1992 or overseas partnership registered under the Overseas Partnerships Act 1995 in which the exempted company is a partner;

I.	carrying on the business of re-insuring risks undertaken by any company incorporated in Bermuda and permitted to engage in insurance and re-insurance business: or

II.	in accordance with subsection (7) of section 129 the Act –

(aa) marketing of shares or dealing with the holders of shares of an exempted company where the exempted company is a mutual fund;

(bb) marketing interests in or dealing with holders of interests in a limited partnership in respect of which the exempted company is a general partner; or

(cc) marketing units in or dealing with holders of units in a unit trust scheme in respect of which the exempted company is a manager.

Economic Substance

Bermuda enacted legislation to introduce economic substance requirements in accordance with the requirements from the European Union (“EU”) and in furtherance of its commitment to comply with international standards concerning the OECD's Base Erosion and Profit Shifting report. The legislation was enacted to demonstrate the jurisdictions commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits but which do not reflect real economic activity within the jurisdiction. The current legislation is set out in the Economic Substance Act 2018 (the “ES Act”), as amended, and the Economic Substance Regulations 2018, as amended, (the “ES Regulations”, together with the ES Act, the “ES Law”).

The ES Law applies to any ‘relevant entity’ that conducts any ‘relevant activity’ in a ‘relevant financial period’(as such terms are defined under the ES Law). A relevant entity, which includes Bermuda registered companies, limited liability companies and partnerships, that conducts, one or more of the relevant activities specified under the ES Law must satisfy the economic substance requirements under the ES Law in relation to that activity for each relevant financial period. A relevant entity conducting a relevant activity must demonstrate it has satisfied the requirements under the ES Law by filing a declaration form with the Bermuda Registrar of Companies (the “Registrar”) in respect of that financial year (‘relevant financial period’). Each relevant entity is required to file the declaration form no later than six months after the last day of each relevant financial period, with the first financial year commencing on or after 1 January 2019.

If the Registrar determines that a ‘relevant entity’ (i) has not met the applicable economic substance requirements in respect of its ‘relevant activities’; or (ii) is engaged in a high-risk IP related activity with an affiliate outside Bermuda, the Registrar is required by law to provide to the Bermuda Minster of Finance the information filed by the relevant entity pursuant to the ES Laws (e.g. the declaration form and related information), and the Minister is required to provide that information to his or her counterpart in the relevant EU member state or other relevant jurisdiction in which the ‘relevant entity’ or non-resident entity has its holding entity, its ultimate parent entity, an owner or beneficial owner, or where the relevant non-resident entity claims to be resident for tax purposes. Additionally, the Registrar also has the power to impose sanction schemes in the form of notices to comply (including warning notices and decision notices with the right to appeal) and civil penalties and after exhaustion of all notice requirements the Registrar may move to impose restrictions or regulate the business activities of the relevant entity or be authorized by the court for such proceedings under the relevant legislation to be taken, including striking off the company from the register of companies maintained by the Register, such that it ceases to exist.

Evolving Data Privacy Legislation

The Personal Information Protection Act 2016 (“PIPA”) came into full effect on 1 January 2025.

PIPA applies to any organisation in Bermuda that uses personal information wholly or partly by automated means or as part of a structured filing system. In practice, this means any organisation in Bermuda collecting, using, transferring, storing, etc. the personal information of any individual, including staff members and clients.

Whilst largely principle based, prescriptive rules apply under PIPA including requirements to: (i) only use personal information where a legal condition applies (the legal conditions for using personal information are set out in section 6 of PIPA), (ii) appoint a data privacy officer, (iii) provide all individuals with a privacy notice that must contain at a minimum certain required information and (iv) understand and comply with individual rights around access, rectification and erasure. Breach reporting obligations also apply with reports being required to be made to the Privacy Commissioner of Bermuda on a timely basis.

GUAYABALES PROJECT

The scientific and technical information in the section below is summarized, compiled or extracted from the technical report regarding the Guayabales Project dated effective December 31, 2022 and entitled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper Project, Department of Caldas, Colombia” (the “Guayabales Technical Report”) and prepared for the Company by Stewart D. Redwood, FIMMM, FGS, who is a “qualified person” and independent” within the meaning of NI 43-101. The summary below is subject in entirety to all the assumptions, qualifications and procedures set out in the Guayabales Technical Report and which may not be fully described herein. For full technical details on the Guayabales Project, reference should be made to the full text of the Guayabales Technical Report which was prepared in accordance with NI 43-101 and has been filed with the securities regulatory authorities in all of the provinces and territories of Canada, other than Québec, and is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. The summary below is qualified in its entirety by reference to the full text of the Guayabales Technical Report. The author of the Guayabales Technical Report has reviewed and approved the scientific and technical disclosure contained in this AIF related to the Guayabales Project. The Guayabales Technical Report is not and shall not be deemed to be incorporated by reference in this AIF. The property section has been updated to reflect immaterial changes since the publishing of the Technical Report.

Project Description, Location and Access

The Guayabales Project is close to several major cities in Colombia. It is located 80 km south of Medellin, 75 kilometres (“km”) north of Pereira and 50 km north-northwest of Manizales in the Municipalities of Marmato, Supia and La Merced, Department of Caldas, and the Municipality of Caramanta, Department of Antioquia, at approximately 5°30‘N, 75°36‘W and an altitude of between 1,470 to 2,150 metres above sea level (See Figure 1 below).

Figure 1: Location of Guayabales Project

Access to the Guayabales Project can be made by road from Medellin (152 km), Manizales (93 km) or Pereira (110 km). The Company has a field office in the Municipality of Supia (population of about 26,000), located approximately five km southwest of the Guayabales Project on Route 25 (see Figure 2 below). From Supia, access is by a secondary paved road that goes to Caramanta, and by local, unsurfaced roads.

Figure 2: Location and Access Map of the Guayabales Project

Mineral Tenure

All mineral resources in Colombia belong to the state and can be explored and exploited by means of concession contracts granted by the state. The mining authority is the National Mining Agency (Agencia Nacional Minería or ANM) except in the Department of Antioquia, where it has been delegated to the Government of Antioquia through its Secretary of Mines. The Ministry of Mines and Energy is in charge of setting and overseeing the Government´s national mining policies. Mining is governed by the Mining Law 685 of 2001 and subsequent decrees and resolutions, except for mining titles granted before that law, which are grandfathered by the law in place at the time of their granting (most commonly Decree 2655, 1988). Certain minor amendments to the law have been enacted by means of Laws 1450 of 2011, 1753 of 2015, and 1955 of 2019. Under the Mining Law 685 of 2001, there is a single type of concession contract covering exploration, construction and mining that is valid for 30 years and can be extended for another 30 years. Concession contract areas are defined on a map with reference to a starting point (punto arcifinio) with distances and bearings, or map coordinates.

A surface tax (canon superficial) is paid for concession contracts annually in advance during the exploration and construction phases. The first payment is due when the concession contract is registered in the Registro Minero Nacional (“RMN”). The surface tax varies with the size and phase of the concession contract and is between one-half minimum daily wage per hectare (ha) (about US$5) and three minimum daily wages per hectare (about US$30). The minimum daily wage is adjusted annually and in 2023 it is COP38,666.66 (about US$10 ).

The Company has mining rights at the Guayabales Project to 29 claims with a total area of 4,454.82 ha (See Figures 3 and 4 below). Four claims have title with a total area of 2,411.16 ha comprising two exploitation claims with title with a total area of 412.98 ha, and two exploration claims with title with a total area of 1998.18 ha (See Table 1 below). The two exploitation claims and their incomplete cells applications, described below, are subject to option agreements. The two exploration claims are wholly owned by the Company’s subsidiaries. There are 23 concession applications with a total area of 1,971.74 ha (See Table 2 below). One of the concession applications with an area of 156.96 ha is subject to a promise to purchase agreement with a third party. The other 22 applications, covering 1,814,78 ha, are direct applications by subsidiaries of the Company. Finally, there are 116 claim application for incomplete cells surrounding the two exploitation claims with an approximate area of 71.92 ha. Incomplete cells are gaps between claims that are smaller than the cell size that resulted from converting old irregular claim shapes to claims built of square cells of 1.24 ha (about 352 m by 352 m) oriented north-south.

The location of a mining title is defined by the coordinates of its corners, as described in each of the mining concession agreements executed with the mining authority. There is no legal requirement to mark the corners by monuments in the field or have the corners officially surveyed, and this has not been done.

Figure 3: Plan of the Company’s mining titles and applications of the Guayabales Project, shown in yellow, west of the River Cauca.

Figure 4: Plan of the Company’s tenements showing mining titles in red and applications in yellow for the Guayabales Project, which lies west of the River Cauca.

Name	Number	Type	Owner	Date of Registration	Date of Expiry	Area (ha)
Guayabales	LH0071-17	Exploitation	Asociacion de Mineros Guayabales	28/03/2008	28/03/2038	247.87
The Box	781-17	Exploitation	Sandra Liliana Saldarriaga Escobar, Margarita Maria Saldarriaga Escobar, Monica Paola Saldarriaga Escobar	16/05/2006	16/05/2036	165.11
Guayabales	HI8-15231	Exploration	Collective Mining Limited Sucursal Colombia	11/10/2021	12/10/2051	1,710.00
Guayabales	501712	Exploration	Minerales Provenza SAS	11/10/2021	26/10/2051	288.18
					TOTAL	2,411.16

Table 1: List of the Mining Rights of the Guayabales Project

Name	Number	Type	Owner	Date of Application	Area (ha)
Guayabales	501711	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	137.33
Guayabales	501714	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	615.64
Guayabales	501716	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	73.57
Guayabales	501718	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	36.78
Guayabales	501726	Exploration	Collective Mining Limited Sucursal Colombia	07/05/2021	58.86
Guayabales	502173	Exploration	Collective Mining Limited Sucursal Colombia	23/07/2021	2.45
Guayabales	502174	Exploration	Collective Mining Limited Sucursal Colombia	23/07/2021	1.22
Guayabales	502619	Exploration	Collective Mining Limited Sucursal Colombia	17/09/2021	66.22
Guayabales	503238	Exploration	Collective Mining Limited Sucursal Colombia	14/10/2021	41.69
Guayabales	503239	Exploration	Collective Mining Limited Sucursal Colombia	14/10/2021	15.94
Guayabales	CAG-141X	Exploration	Mineros SA	13/10/2021	156.96
Guayabales	503720	Exploration	Collective Mining Limited Sucursal Colombia	09/12/2021	19.61
Guayabales	503718	Exploration	Collective Mining Limited Sucursal Colombia	09/12/2021	1.22
Guayabales	503793	Exploration	Collective Mining Limited Sucursal Colombia	16/12/2021	52.72
Guayabales	503899	Exploration	Collective Mining Limited Sucursal Colombia	27/12/2021	52.72
Guayabales	503911	Exploration	Collective Mining Limited Sucursal Colombia	28/12/2021	2.45
Guayabales	503983	Exploration	Collective Mining Limited Sucursal Colombia	30/12/2021	550.53
Guayabales	504177	Exploration	Collective Mining Limited Sucursal Colombia	28/01/2022	3.67
Guayabales	504941	Exploration	Minerales Provenza SAS	22/03/2022	19.62
Guayabales	505577	Exploration	Collective Mining Limited Sucursal Colombia	13/04/2022	53.96
Guayabales	508707	Exploration	Minerales Provenza SAS	11/29/2023	4.90
Guayabales	508750	Exploration	Minerales Provenza SAS	12/05/2023	2.45
Guayabales	508751	Exploration	Minerales Provenza SAS	12/05/2023	1.22
				TOTAL:	1,971.84

Table 2: List of concession applications of the Guayabales Project.

The granting of a concession contract does not include a legal right of surface access, for which permission has to be obtained from the landowners or the community. The Company does not own the surface rights over the Guayabales Project. However, the Company holds access rights to lands belonging to the title holders associated with concession agreements LH0071-17 and 781-17, although they do not own all of the surface rights. Under the terms of the option agreements, the title holders are obliged to grant access to lands owned by them in the areas of the mining titles. In addition, the Company has executed easement rights with different landowners in the Guayabales Project. The Company currently holds easement rights to 35 lots of land that allow it to carry out exploration activities. These consist of 26 lots of land used for drill platforms; 3 lots of land for access to take water at Agua Clara, Arquia and Guayabales, the latter of which is part of the option agreement with the Guayabales Miners Association; and 32 lots of land for the hoses, pumps and storage tanks of two water lines, Agua Clara and Guayabales. The agreements are mostly for periods of 12 months with payment of a fee.

Tenure Agreements

Titles LH-0071-17 and 781-17 are subject to agreements that entitle the Company’s Colombian subsidiary to perform exploration activities on behalf of the mining title owners. The agreements, executed in June 2020 and January 2021, entail certain investments and exploration commitments by the Company’s Colombian subsidiary, as well as the future right to opt to acquire the properties.

The agreements establish a total of $11.050 million in staged option payments over ten years as described in Table 3 below. A total of $3.25 million has been paid to date for the years 2020 to 2024 and the payments are up to date and the agreements are in good standing. The total exploration expenditure commitment derived from the agreements amounts to $13.0 million during the validity of the agreements. As a result of the payments, the Company’s Colombian subsidiary will be entitled to acquire 100% of the property of the tenements. During the execution of the agreements, the title holders are entitled to continue existing mining operations in the area of the tenements. These activities must be ceased once the payments have been completed at the Company’s Colombian subsidiary’s request. LH-0071-17 is subject to a 1% net smelter return (NSR) royalty payable to the current owner once commercial production is achieved. The NSR may be exchanged for a one-time payment of $8.0 million.

Concession application CAG-141x was filed by Mineros S.A. and is subject to a property purchase agreement with an outstanding payment of $25,000 subject to the condition precedent of it being granted as a mining title.

Year	Amount (US$)	Payments Made (US$)
2020	350,000	350,000
2021	800,000	800,000
2022	1,100,000	1,100,000
2023	750,000	750,000
2024	666,667	666,667
2025	583,333	-
2026	583,333	-
2027	583,333	-
2028	583,333	-
2029	2,733,333	-
2030	2,316,667	-
2030	1% NSR or 8,000,000	-

Table 3: Yearly payments resulting from mining title option agreements.

Royalties

Royalties payable to the state are 4% of gross value at the mine mouth for gold and silver and 5% for copper, molybdenum and tungsten (Law 141 of 1994, modified by Law 756 of 2002). For the purposes of royalties, the gold and silver prices are set by the government and are typically 80% of the average of the London afternoon fix price for the previous month. Concession LH-0071-17 is subject to a 1% net smelter return (NSR) royalty payable to the current owner once commercial production is achieved. The NSR may be exchanged for a one-time payment of $8.0 million as described in Table 3 above.

Environmental Liabilities

The Guayabales Project has artisanal mining in four areas. Under Colombian law, existent artisanal mining will not be an environmental liability for the Company. As a good sustainability practice, the Company has approached the local miners to evaluate joint opportunities and to evaluate the potential of the areas for exploration. The Company has carried out environmental baseline studies to determine existing liabilities in the area and continues to do so as it identifies local miners.

Indigenous Reserves and Communities

Within the Municipality of Supia there is one indigenous reserve (resguardo indígena in Spanish), called the Cañamomo and Loma Prieta Reserve, and two indigenous partialities (parcialidad indigena in Spanish), called Cartama and La Trina, which are non-territorial indigenous communities, or in other words, they don’t have any territory but they live according to their indigenous laws and customs. All three belong to the Embera Chami indigenous group. The partialities reside in certain areas that overlap with parts of the Company’s mining rights, but do not overlap with the current areas of exploration interest. Exploration is permitted by law both in reserves and partialities, and in practice, would require an agreement with the relevant indigenous communities. In principle, a Prior Consultation for the environmental licensing for the exploitation phase would not be required for this project because there is no overlap of mining titles with indigenous reserves. However, a Prior Consultation may be required depending on the level of direct or indirect impact that a project may have with regard to a neighbouring reserve or a partiality.

History

The history of the Guayabales Project is summarized in Table 4 below. The focus of previous exploration was concession contract LH-0071-17. The Comunidad Minera Guayabales (Guayabales Mining Community), also known as Asociación de Mineros Guayabales (Guayabales Miners Association), started artisanal gold mining in 1995 and have developed 16 small underground mines in the Encanto zone. They began the process to legalize ownership in 2002 and were granted ownership when the title was registered on March 28, 2008. The total gold production is not known. The prior mining history is unknown and no older references have been found.

Years	Company	Work Carried Out	NI 43-101 Reports
600 BC to 21st Century	Quimbaya Culture (600 BC – 1600 AD) Spanish Colonial Period (1534-1819) Republic of Colombia period (1819-present)	The Marmato-Supia district, including Guayabales, was mined for gold since pre-Columbian times.
1995-present	Guayabales Mining Community	Artisanal gold mining in 16 underground mines. Legalisation started 2002. Mining title LH-0071-17 registered 28 March 2008.
2005-2006	Colombia Gold plc, London	Underground sampling, surface rock sampling.
2006-2009	Colombian Mines Corporation, Vancouver	Underground sampling, surface rock sampling, 17 diamond drill holes (DDH) for 2,079 m.	Thompson (2007)
2010-2011	Mercer Gold Corporation, Nevada	Underground and surface rock sampling, soil grid, geological mapping, 11 diamond drill holes for 4,067 m.	Turner (2010, 2011)
2011-2013	Tresoro Mining Corp., Nevada (name changed from Mercer Gold Corporation)	No work. Option expired 2012 or 2013.	Leroux (2012)
2014-2019	None	Exploration inactive
2020-present	Collective Mining Ltd., Toronto	Current exploration programme	Redwood (2021c) and the Guayabales Report

Table 4: Summary of the History of the Guayabales Project

From 2005-2012 the Guayabales project was explored for gold by three companies under option agreements with Minera Guayabales. These were Colombia Gold plc in 2005, Colombian Mines Corporation (Colombian Mines) in 2006-2009, and Mercer Gold Corporation (Mercer Gold) in 2010-2012 (previously called Uranium International Corp.). Mercer Gold changed its name to Tresoro Mining Corp. in 2011 but it carried out no more exploration, the option expired for non-compliance on an undisclosed date in 2012 or 2013, and the Company declared bankruptcy on March 3, 2014. NI 43-101 technical reports were written for Guayabales by Colombian Mines (Thompson, 2007), Uranium International Corp. (Turner, 2010), Mercer Gold (Turner, 2011) and for Tresoro by A.C.A. Howe International Limited (Leroux, 2012). Exploration carried out by these companies included geological mapping, soil sampling, rock sampling, and mapping and channel sampling of artisanal mines, and diamond drilling. In 2008 Colombian Mines drilled 17 holes for 2,079 metres (“m”) in the Encanto Zone, and in 2010-2011 Mercer Gold drilled 11 holes for 4,067 m in the Encanto Zone and to the northeast of this zone. Exploration was inactive from 2012-2020 until Collective Mining began the current exploration program. To the knowledge of the Company, no historical work has ever been conducted on the property comprising the second Guayabales option (claim number 781-17).

Exploration of the Minera Guayabales concession focused on the NW to WNW-trending Encanto Zone where 16 small gold mines are currently operated by Minera Guayabales. The zone is a shear zone at least 500 m long and 20-40 m wide with gold-silver-polymetallic veins that were targeted by drilling. Porphyry gold mineralization is exposed in some road cuts shown by argillic and sericitic alteration with overprinting of potassic alteration shown by quartz veinlet stockworks and hematite after magnetite veinlets and was intersected in two drill holes. The results of the historical exploration and drilling are summarized in Tables 5 and 6 below.

Year	Company	Survey	Contractor	Units	Number	Zone
2005-2006	Colombia Gold plc	Rock sampling mines and surface	None	Samples	263	Encanto Zone
2006-2008	Colombian Mines Corporation	Rock sampling mines	None	Samples	512	Encanto Zone
		Rock sampling surface	None	Samples	212	Encanto Zone
		Rock sampling road cuts	None	Samples	163	New access road LH-0017-17
		Diamond drilling 17 holes	Terramundo	Meters	2,079.36	Encanto Zone
2010-2011	Mercer Gold Corporation (from 2011 called Tresoro Mining Corp.)	Geological mapping	None	km2	2.50	Whole property LH-0017-17
		Soil sample grid 100 m x 100 m	None	Samples	253	Whole property LH-0017-17
		Rock sampling surface	None	Samples	89	Whole property LH-0017-17
		Rock sampling mines	None	Samples	15.00	Encanto Zone
		Diamond drilling 11 holes	Logan Drilling	Meters	4,067.90	Encanto and Donut targets

Table 5: Summary of Historical Exploration Carried out at the Guayabales Project.

Year	Company	Contractor	Rig type	Core size	Diameter (mm)	Holes	Total meters
2008	Colombian Mines Corporation	Terramundo	Boyles 37	HQ	63.5	12	1,931.20
			Winkie	BTW	42	5	148.16
2010-2011	Mercer Gold	Logan Drilling Colombia SAS	Duralite T600N	HQ, NQ	63.5, 47.6	11	4,067.90
Total						28	6,147.26

Table 6: Summary of Historical Diamond Drill Programs

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Guayabales Project is located in the Western Cordillera of the Colombian Andes in the late Miocene Middle Cauca Gold-Copper Belt. The project occurs in the Romeral terrane, an oceanic terrane comprising a melange of metabasalts, amphibolites, serpentinites, graphitic schist, biotite schist, sericite schist and chlorite schist that are called the Arquía Complex of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault in the Aptian. Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The terrane is bounded by the Cauca-Patia Fault on the west side. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Panamá-Choco arc since the late Miocene. This reactivated the Cauca-Patia and Romeral faults with left lateral and reverse movements. The Romeral terrane is partially covered by continental sediments of the middle Oligocene to late Miocene age Amagá Formation, comprising gray to green colored conglomerates, sandstones, shales and coal seams, and by thick subaerial basaltic to andesitic volcanic and sedimentary rocks of the late Miocene Combia Formation. Epithermal Au-Ag-Zn (gold-silver- zinc) and porphyry Au-Ag-Cu-Mo (gold-silver-copper-molybdenum) mineralization in the Middle Cauca Belt is related to clusters of late Miocene porphyry intrusions of diorite to tonalite composition, and intrusive breccias.

Local Geology

The local geology comprises basement chlorite, sericite and graphitic schist of the Late Jurassic to Early Cretaceous Arquia Complex, basalts of the late Miocene Combia Formation, several types of porphyry intrusions, and late to post-mineral basalt dykes. Sedimentary rocks of the Oligocene to lower Miocene Amagá Formation occur to the west. They are unconformable on the schists and have a basal conglomerate followed by sandstone with carbonaceous beds, carbonaceous mudstone and claystone with lenses of sandstone. It is overlain by volcano-sedimentary rocks of the late Miocene Combia Formation (age about 9 to 4 million years ago) of basaltic to andesitic composition that locally exceeds 1,000 m in stratigraphic thickness. The Amagá and Combia Formations were deposited in a pull-apart basin in the Cauca-Patia intermontane basin. The central part of the Middle Cauca Gold Belt coincides with the depocenter of the Combia Formation, which are the contemporaneous volcanic rocks related to and cut by the late Miocene porphyry intrusions and related gold-copper mineralization.

Property Geology

The Guayabales Project area project area is over 95% covered with soil, volcanic ash, saprolite, vegetation and landslides, and due to the lack of outcrop the mapping is necessarily generalized and interpretative. The project area is characterised by Miocene diorite and quartz diorite stocks and breccias intruded into chlorite, sericite and graphite schists of the Cretaceous Arquia Complex, with remnant outliers of Miocene Combia Formation lavas and tuffs of basalt to andesite composition. The Miocene stocks are flanked on the west side by siltstones of the Oligocene-Miocene Amaga Formation.

There are multiple phases of fracturing with older, roughly NS structures displaced by NW-WNW trending structural corridors and finally, by late EW structures. A major NW trending structural corridor crosses the centre of the project area and includes the Encanto shear system as well as the Donut, Apollo and Olympus targets. This structure is the NW extension of the Marmato-Aguas Claras mineralized trend.

Gold, silver, copper and molybdenum mineralization is related to porphyry systems and they are overprinted by polymetallic veins with gold, silver, copper, lead and zinc trending NW-WNW and EW. The alteration includes potassic and sericite-chlorite. The late vein overprints are associated with intense phyllic alteration which is characterised by sericite and pyrite.

Deposit Types

The deposit types at the Guayabales Project are: 1) porphyry Au-Ag+Cu±Mo mineralization hosted by porphyry intrusions and wall rocks; 2) intermineral breccias with Au-Ag±Cu; and 3) structurally-controlled, Au-Ag-bearing carbonate-base metal (Zn-Pb-Cu) veins.

The evolution of the Apollo Porphyry System is interpreted to be as follows:

1.	Early-stage quartz diorite porphyry cut by diorite porphyry. Potassic alteration with stockwork of granular quartz veins (A type) and early biotite veins with sulphides with Au-Ag-Cu-Mo mineralization.

2.	Intermineral stage diorite porphyry at depth with exsolution of the fluid into a brine and a vapour phase, with volume expansion of the vapour to form crackle breccia then a breccia with a rock flour matrix. The fluid caused potassic alteration at depth overprinted by chlorite-sericite alteration at shallower levels, and replacement of breccia matrix by pyrite-chalcopyrite with Au-Ag-Cu mineralization.

3.	Late stage fluid related to another porphyry at depth formed veins and in part replaced the matrix of breccia with quartz, carbonate, Au-Ag-bearing polymetallic Pb-Zn-Cu sulphides in carbonate-base metals veins (CBM).

The Apollo Porphyry Au-Ag-Cu deposit is 2 km NW of the Marmato gold mine, which is described as a hybrid reduced intrusion-related/porphyry gold deposit (Santacruz et al., 2021), and 3.5 km NW of the Aguas Claras porphyry gold deposit (Santacruz et al., 2021) (see Figure 5 below). The Guayabales targets occur at a higher elevation than the other two deposits indicating different levels in the systems and/or vertical movement by block faulting. The porphyry intrusions at Apollo are different from those at Marmato and Aguas Claras. Each system is centred on a different composite porphyry stock, and they formed as a cluster of separate porphyry systems. Porphyry deposits typically occur in clusters in the Middle Cauca Gold-Copper Belt.

Figure 5: Cartoon NW-SE long section along the Marmato trend showing an interpretation of the possible relationship between the Guayabales targets, Marmato and Aguas Claras.

Porphyry systems were reviewed by Sillitoe (2010) and a schematic deposit model is shown in Figure 8.2 in the Guayabales Technical Report. Porphyry systems may contain porphyry Cu ± Mo ± Au deposits of various sizes from less than 10 million tonnes to 10 billion tonnes. Typical primary porphyry Cu deposits have average grades of 0.5 to 1.5% Cu, <0.01 to 0.04% Mo, and 0.01 to 1.5 g/t Au, although a few gold-only deposits have grades of 0.9 to 1.5 g/t gold but little Cu (<0.1%). The known porphyry systems in the Middle Cauca Gold-Copper Belt are porphyry Au, Au-Cu and Cu-Au deposits, and breccia-hosted Au deposits.

The alteration and mineralization in porphyry systems can have a volume of many cubic kilometers of rock and are zoned outward from stocks or dike swarms, which typically comprise several generations of intermediate to felsic porphyry intrusions. Porphyry Cu ± Au ± Mo deposits are centered on the intrusions. High-sulphidation epithermal deposits may occur in lithocaps above porphyry Cu deposits, where massive sulphide lodes tend to develop in deeper feeder structures and Au ± Ag-rich, disseminated deposits within the uppermost 500 m or so. Less commonly, intermediate sulphidation epithermal mineralization, chiefly veins, may develop on the peripheries of the lithocaps. The porphyry systems of the Middle Cauca Gold-Copper Belt are characterised by late stage, high grade Au-Ag-polymetallic veins that can have a vertical extent of +1 km, and exceptionally up to 2 km at Buritica.

The alteration and mineralization in the porphyry Cu deposits is zoned upward from barren, early sodic-calcic alteration through potentially ore-grade potassic, chlorite-sericite, and sericitic alteration, capped by an advanced argillic alteration lithocap which may attain >1 km in thickness if unaffected by significant erosion. Low sulphidation-state chalcopyrite ± bornite assemblages are characteristic of potassic zones, whereas higher sulphidation-state sulphides are generated progressively upwards as a result of temperature decline and the accompanying greater degrees of hydrolytic alteration, culminating in pyrite ± enargite ± covellite in the shallow parts of the lithocaps. The porphyry Cu mineralization occurs in a distinctive sequence of quartz-bearing veinlets as well as in disseminated form in the altered rock between them. Magmatic-hydrothermal breccias may form during porphyry intrusion, with some of them containing high-grade mineralization because of their intrinsic permeability. In contrast, most phreatomagmatic breccias, constituting maar-diatreme systems, are poorly mineralized because they usually formed late in the evolution of the porphyry systems.

Exploration

The exploration of the Guayabales Project carried out by the Company since it acquired the project in July, 2020 up to the effective date of the Guayabales Technical Report is summarized in Table 7 below.

Year	Survey	Contractor	Units	Number	Zone
2020-2022	Database compile historic data	None	samples	1,561	Whole property
2020-2021	Historical core relogging	None	meters	2,941
2020-2022	Geological mapping	None	km2	24	Whole property
2020-2022	Rock sampling	None	samples	3,349	Donut, The Box, Olympus, Trap, Apollo, ME and Victory
2020-2022	Soil sampling	None	samples	1,398
2021-2022	Drilling	Kluane	meters	27,618	Olympus
2022	Petrography	University of Caldas	samples	2	Olympus
2022		Minerlab Ltda	samples	8	Apollo
2022	Cyanidation Bottle Roll test	SGS Peru S.A.C	samples	3	Apollo
2022	Bulk Density	ALS Colombia Ltda	samples	91	Whole property
2021	LIDAR survey	Lidarus	km2	76.8	Whole property
2021	Full Waveform Distributed Array Induced Polarization survey (AGDAS)	Arce Geofísicos Ltd	km2	3.37939	Olympus and The Box
2020-2021	Heli-magnetic and radiometric survey	MPX Geophysics Ltd & Arce Geophysics Ltd	line km	775.9	Whole property
2022	Heli-magnetic and radiometric survey Reprocessing	Condor Consulting, Inc.	line km	775.9	Whole property
2022	IP survey Reprocessing	Condor Consulting, Inc.	km2	3.37939	Olympus and The Box

Table 7: Summary of Exploration Carried out by the Company at the Guayabales Project in 2020-2022

The Company carried out a LIDAR survey of the concessions and surrounding areas in 2021 to create a digital terrain model (DTM), a digital surface model (DSM) and a topographic map with 1 m contours.

The Company collected 1,398 soil samples. Soil samples were generally taken on ridges and spurs, and in some places on a grid of 100 m by 100 m. Ridge and spur sampling was found to be more effective than grid sampling due to young volcanic ash cover, which has been washed away on the ridges, and landslides. The Company has a written protocol for soil sampling. Samples are taken at the transition between the B and C soil horizon at a depth between 1.5-3.5 m using a manually operated auger. The sample is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. The geologist completes a sample description card with the location, soil profile description, weathering intensity, color, oxides and other information. This is entered into the exploration database.

The Company took 3,349 surface and underground rock samples as of the effective date of the Guayabales Technical Report. The types of samples taken were chip channel samples in areas of good exposure and rock chip samples in areas with non-continuous exposure. The Company has a written protocol for taking rock samples. The chip channel samples are marked with paint in lengths of 2.00 m and a continuous sample is taken using a hammer and chisel. The broken rock is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. Rock chip samples are taken in a similar manner but by taking a rock chip every approximately 10 cm, rather than a continuous channel. A sample description card is completed in the field for each sample with the location and description.

The Company carried out a helicopter-borne magnetic and radiometric geophysical survey in December 2020 over an area of about 9 km E-W by 8 km N-S centered on the mining titles. Data was collected on 775.9 line-km on N-S flight lines with a line spacing of 100 m and nominal mean terrain clearance of 80 m, with E-W tie lines. The survey was flown by MPX Geophysics Ltd (MPX, 2020). The data was processed by Arce Geophysics (Arce, 2021) and reprocessed by Condor Consulting.

The Company has identified eight targets called Apollo (previously called Encanto), ME (Marmato Extension, previously called Guayabales), Olympus (previously called La Llorona), The Box, Donut, Plutus (previously called Donut SE), Trap (previously called Victory Central) and Victory (previously called Victory East).

Apollo Target

Geochemistry and mapping identified a breccia as a drill target which returned significant grades of gold, silver and copper in drilling. Seven more breccia bodies with anomalous Au, Ag, Cu and Mo geochemistry were discovered subsequent to the effective dates of the Guayabales Technical Report by excavations to build new trails for drill access. These breccias occur around the main drilled breccia body in a zone with approximate dimensions of 750 m EW by 650 m NS. The Company plans to drill these new breccia targets in the Phase 2 drill program.

Olympus Target

The Olympus target is a NW trending mineralized corridor located within diorite and quartz diorite porphyries that intrude schists in the west of the target area. Hydrothermal breccia has been mapped in the southern portion of the Gustavo mine and in the Donut target. The Olympus mineralised corridor has been mapped over a width of 600 m and traced over a NW trending strike length of 600 m, and is open in all directions. It hosts multiple veins, veinlet and mineralised breccias, and forty-one artisanal mine workings have been identified.

Donut Target

The Donut target is an area where shallow underground workings have exposed porphyry and breccia related mineralization. The porphyry veining contains chalcopyrite, chalcocite and lesser bornite with molybdenite and abundant pyrite. The Donut target displays intense zones of both potassic alteration and overprinting vein and stockwork systems associated with phyllic alteration. This porphyry-breccia zone is coincident with anomalous soil and channel sample geochemistry of gold, copper and molybdenum soil in an area of 300 m by 300 m.

Box Target

Geological mapping of the Box target has defined two mineralized systems with anomalous gold and silver in an area of 800 m NS by 600 m. The Box North zone of 400 m by 400 m comprises porphyry mineralization with a vein overprint and the Box South part contains vein mineralization at 300 m higher elevation. Geologically the whole area is characterised by porphyry bodies intruded into schists and Amaga Formation siltstones. There is extensive ash, landslide and colluvium cover so outcrops are restricted to stream exposures and old workings.

Victory Target

The Victory target includes a porphyry Au ± Cu-Mo system overprinted by polymetallic veins. The target is defined by anomalous gold, silver and copper soil and rock samples over an area of 500 m NS by 600 m EW. This is underlain by a magnetic anomaly from MVI modelling which extends to a depth of 600 m, and coincides with magnetite veinlets on surface. The Victory target is located in the north of the project area and consists of a stockwork of porphyry magnetite veinlets with disseminated sulphides hosted within multiple phases of diorite and quartz diorite porphyry. Mineralization is related to porphyry veinlets (A, B and M veins), hydrothermal breccia and late polymetallic veins with carbonate, quartz, sphalerite and galena. Both vein systems trend NW-SE and EW. The breccia bodies are clast supported shingle breccias with a matrix of pyrite, sericite, carbonate, quartz and some magnetite. Porphyry quartz-magnetite and B veinlets are associated with potassic alteration and disseminated pyrite, with occasional chalcopyrite and molybdenite. Mineralization is spatially related to the fine-grained diorite bodies. Pervasive sericite alteration with disseminated pyrite covers an area of 800 m EW by 500 m NS. Zones with epidote alteration have also been mapped.

Drilling

Historical Drilling

Two drill programmes focused on the Encanto zone were carried out by previous companies in 2008 and 2010-2011 with a total of 28 diamond drill holes drilled using the wireline recovery method for a total of 6,147.26 m. Colombian Mines drilled 17 diamond drill holes for a total of 2,079.36 m in 2008. Eleven holes were drilled with a skid-mounted Boyle 37 rig with lengths of 83.70 to 221.50 m and an average of 160.9 m. Five holes were drilled with a man-portable Winkie drill (GDH-05, 06, 09, 11, 16) with lengths of 9.53 to 48.90 m and an average of 29.6 m and failed to reach their targets. Mercer Gold drilled 11 diamond drill holes for 4,067.90 m in 2010-2011 with a track-mounted Duralite T600N drill rig. The hole lengths were 76.6 to 620.0 m with an average of 369.8 m. The holes were drilled in the Guayabales and Donut targets. The contractors, rig types and core sizes are summarised in Table 8 below. The drill collar locations are listed in Table 9 below and are shown in a plan in Figure 6 below.

Year	Company	Contractor	Rig Type	Core Size	Diameter (mm)	Holes	Total Meters
2008	Colombian Mines Corporation	Terramundo	Boyles 37	HQ	63.5	12	1,931.20
			Winkie	BTW	42	5	148.16
2010-2011	Mercer Gold	Logan Dirlling Colombia SAS	Duralite T600N	HW, NQ	63.5, 47.6	11	4,067.90
Total						28	6,147.26

Table 8: Summary of historical diamond drill programs.

No.	Hole No.	Company	Year	Easting WGS84	Northing WGS84	Altitude (m)	Azimuth	Inclination	Depth (m)
1	GDH-01	CM	2008	431704	606726	1881.0	20	-45	198.80
2	GDH-02	CM	2008	431704	606726	1881.0	20	-60	221.50
3	GDH-03	CM	2008	431774	606679	1914.0	20	-45	201.80
4	GDH-04	CM	2008	431762	606814	1890.3	50	-65	128.00
5	GDH-05	CM	2008	431749	606886	1849.6	200	-50	9.53
6	GDH-06	CM	2008	431855	606981	1820.1	200	-50	43.69
7	GDH-07	CM	2008	431745	606919	1844.9	200	-45	83.70
8	GDH-08	CM	2008	431745	606919	1844.9	200	-60	124.30
9	GDH-09	CM	2008	431855	606981	1820.1	20	-50	48.90
10	GDH-10	CM	2008	431594	606921	1872.0	20	-45	215.60
11	GDH-11	CM	2008	431834	606933	1828.0	50	-40	19.60
12	GDH-12	CM	2008	431594	606921	1872.0	20	-65	202.50
13	GDH-13	CM	2008	431745	606919	1844.9	245	-60	104.50
14	GDH-14	CM	2008	431869	606900	1860.0	200	-45	148.45
15	GDH-15	CM	2008	431952	606877	1889.7	200	-50	148.65
16	GDH-16	CM	2008	431756	606890	1846.6	200	-45	26.44
17	GDH-17	CM	2008	432037	606810	1916.0	200	-50	153.40
18	MGDH-01	MG	2010	431889	606857	1866.0	182.9	-42.1	117.50
19	MGDH-01A	MG	2010	431890	606858	1866.0	201.8	-45.8	76.60
20	MGDH-02	MG	2010	431887	606856	1866.0	200.8	-67.9	300.50
21	MGDH-03	MG	2010	431804	606969	1863.8	238.6	-53.8	620.00
22	MGDH-04	MG	2011	431801	607047	1871.9	24.4	-56.2	505.60
23	MGDH-04A	MG	2011	431802	607048	1871.9	19.7	-46.5	400.00
24	MGDH-05	MG	2010	431999	606876	1896.0	195.3	-60.2	600.00
25	MGDH-06	MG	2011	432086	607294	1799.9	70.8	-42.5	400.00
26	MGDH-06A	MG	2011	432087	607295	1799.9	191.0	-41.3	500.20
27	MGDH-07	MG	2011	432225	607623	1848.0	199.2	-44.7	97.50
28	MGDH-07A	MG	2011	432226	607621	1848.0	199.7	-47.9	450.00

Table 9: Drill Collar Table for Historical Drilling at the Guayabales Project

Figure 6: Location map of the historical drill collar locations and drill hole traces in the Guayabales Project.

Colombian Mines drilled 17 diamond drill holes for a total of 2,078.8 m in 2008 numbered GDH-01 to GDH-17. It tested epithermal veins in the Encanto Zone in the Guayabales target along 450 m strike length. Intercepts included 21.85 m (9.18 m estimated true width) @ 2.43 g/t Au and 16.5 g/t Ag, including 3.15 m (1.32 m estimated true width) @ 11.0 g/t Au and 43.0 g/t Ag (GDH-07).

Mercer Gold drilled 11 diamond drill holes for 4,060.97 m in 2010-2011 numbered MGDH-01 to MGDH-7A, including four repeated holes with the suffix A when the original hole failed to reach the target depth. The targets were mostly epithermal veins in the Encanto Zone in the Guayabales target, and two holes tested porphyry-style mineralization in the Guayabales and Donut targets. Significant intersections in the Encanto Zone included 13.7 m (11.4 m true width) @ 2.36 g/t Au and 38.0 g/t Ag (MGDH-01), 4.0 m (2.6 m true width) @ 2.00 g/t Au and 33.5 g/t Ag (MGDH-02), 2.0 m (1.66 m true width) @ 3.30 g/t Au and <2.0 g/t Ag (MGDH-04), 2.00 m (1.66 m true width) @ 5.56 g/t Au and 49.0 g/t Ag (MGDH-04A), 12.0 m (10.0 m true width) @ 2.14 g/t Au and 12.8 g/t Ag (MGDH-05), 4.0 m (3.33 m true width) @ 2.08 g/t Au and 5.0 g/t Ag (MGDH-05) and 2.0 m (1.66 m true width) @ 2.41 g/t Au and 22.0 g/t Ag (MGDH-05).

Two of the Mercer Gold holes, MGDH-06A and MGDH-07A, intersected porphyry Au style mineralization in the Guayabales and Donut targets. Hole MGDH-06A was collared north of the Encanto Zone with azimuth 191°. The author examined the core and observed that the hole cut a feldspar-biotite diorite porphyry with large phenocrysts in the upper part of hole with intersections of Au mineralization >0.1 g/t of 96.5 m @ 0.169 g/t Au (7.5-104.0 m) and 138.0 m @ 0.113 g/t Au (128.0-266.0 m). The porphyry is interpreted to be inter-mineral in relative age. The lower part of the hole cut a late mineral quartz diorite porphyry with crowded phenocrysts with low grade Au mineralization <0.1 g/t. The inter-mineral diorite porphyry has biotite-magnetite alteration with quartz B veinlets with pyrite, molybdenite and a few magnetite veinlets. It is cross-cut by pyrite veinlets and quartz-pyrite-molybdenite veinlets with a sericite halo, with pervasive sericite in places.

The author of the Guayabales Technical Report also examined the core of hole MGDH-07A drilled across the Donut target with azimuth 199.7°. It cut inter-mineral diorite porphyries, magmatic breccia, basalt county rock and late-mineral basalt dykes. Mineralization >0.1 g/t Au occurs in saprolite, basalt country-rock and inter-mineral diorite porphyries in the upper part of the hole with intersections of 110.0 m @ 0.164 g/t Au (12.0-122.0 m) and 106.0 m @ 0.153 g/t Au (188.0-294.0 m). A table of significant drill intersections is given in Table 10 below.

Hole No.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
GDH-01	185.95	197.38	11.43	10.40	1.04	15.2
Includes	194.60	195.80	1.20	1.10	5.12	43.8
GDH-02	21.40	27.00	5.60	4.31	1.08	13.0
GDH-04	3.30	9.25	5.95	4.22	1.07	33.1
and	87.85	93.50	5.65	4.01	2.55	38.3
Includes	90.75	93.50	2.75	1.95	4.92	72.3
GDH-07	50.25	72.10	21.85	9.18	2.43	16.5
Includes	50.25	53.40	3.15	1.32	11.00	43.0
GDH-08	87.00	117.85	30.85	5.24	1.16	17.0
Includes	95.50	99.25	3.75	0.64	4.81	32.7
GDH-13	91.80	103.60	11.80	2.01	3.11	15.3
Includes	97.90	101.00	3.10	0.53	10.48	26.2
GDH-14	78.90	122.95	44.05	18.50	1.24	17.6
Includes	96.45	97.50	1.05	0.44	18.45	16.6
Includes	108.95	110.55	1.60	0.67	3.09	11.0
Includes	117.95	122.95	5.00	2.10	2.44	67.6
GDH-15	110.10	139.45	29.35	9.98	0.87	7.8
MGDH-01	20.80	42.50	21.70	18.00	1.70	28.4
Includes	28.80	42.50	13.70	11.40	2.36	38.0
MGDH-01A	24.00	44.00	20.00	16.70	1.71	12.6
MGDH-02	70.00	74.00	4.00	2.60	2.00	33.5
and	108.00	112.00	4.00	2.60	0.74	7.0
MGDH-03	204.00	209.00	5.00	4.16	0.90	1.3
and	308.00	312.00	4.00	3.30	1.00	27.5
and	498.00	506.00	8.00	6.63	1.90	2.2
MGDH-04	80.00	82.00	2.00	1.66	3.30	<2
and	184.00	186.00	2.00	1.66	1.33	18.0
MGDH-04A	120.00	122.00	2.00	1.66	5.56	49.0
and	180.00	182.00	2.00	1.66	1.74	6.0
MGDH-05	20.50	26.50	6.00	5.00	0.80	57.0
and	67.00	70.00	3.00	2.50	1.29	56.0
and	544.00	556.00	12.00	10.00	2.14	12.8
and	582.00	586.00	4.00	3.33	2.08	5.0
MGDH-06	226.00	228.00	2.00	1.66	2.41	0.6
MGDH-06A	7.50	104.00	96.50	n/a	0.17	1.1
and	128.00	266.00	138.00	n/a	0.11	3.5
MGDH-07	21.00	24.00	3.00	2.50	1.02	9.4
MGDH-07A	12.00	122.00	110.00	n/a	0.16	4.1
and	188.00	294.00	106.00	n/a	0.15	1.4

Table 10: Significant Drill Intersections at Guayabales Historical Drill Holes1

[1]	GDH intervals from Turner (2010) based on veins. MGDH intervals from Leroux (2012) based on veins. MGDH-06A, 07A porphyry intersections calculated by the author of the Guayabales Technical Report at a cut-off of 0.1 g/t Au.

The drill intersections do not represent the true width of the mineralized zones. The true width cannot be estimated for porphyry intersections which require multiple holes to determine the geometry, width and thickness of the mineralized zones.

The protocols for the drilling, logging, sampling and QA-QC of the legacy drilling are not known but appear to have been carried out to current industry standards. The author of the Guayabales Technical Report considers that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Collective Mining Drilling

The Company carried out a Phase 1 program of diamond drilling at the Guayabales Project between September 2021 and the effective date of the Guayabales Technical Report. The contractor was Kluane Colombia SAS using one KD-1000 and two KD-1700 drill rigs manufactured by Kluane Drilling Ltd, Canada. These are modular, portable drill rigs with hydraulic drive using the wireline core drilling method. The core diameters are thin-wall HTW (70.92 mm core diameter) and NTW (56.0 mm core diameter), while BTW (42.0 mm core diameter) was used in only one hole (See Table 11 below). The KD-1000 rig is rated to 1,000 m depth with NTW rods and 1,200 m depth with BTW rods, and the KD-1700 rig is rated to 1,200 m and 1,700 m depth respectively. The program consisted of 71 holes totalling 27,618 m (See Table 12 below). The average hole length is 388.6 m, the minimum length is 134.40 m, and the maximum length is 956.35 m, with 14 holes greater than 500 m long. Most of the drilling was at the Apollo (54%) and Donut (26%) targets, with the rest of the drilling on the Olympus, Trap, Box and Victory West targets (See Table 13 below). The drill hole distribution by target is listed in Table 13, the drill collars are listed in Table 12 and the collar locations are shown in a plan in Figure 7 below.

Year	Company	Contractor	Rig Type	Core Size	Diameter (mm)	Holes	Total Meters
2021-22	Collective Mining Ltd.	Kluane Colombia SAS	KD-1000 KD-1700	HTW, NTW, BTW	70.92, 56.0, 42.0	71	27,618.15

Table 11: Summary of the Collective Mining Phase 1 diamond drill program.

Hole No.	Target	Azimuth	Inclination	Depth (m)
APC_001	Apollo	170.00	-50.00	438.70
APC_002	Apollo	235.00	-42.00	393.10
APC_003	Apollo	28.00	-45.00	506.15
APC_004	Apollo	185.00	-50.00	327.80
APC_005	Apollo	235.00	-65.00	524.10
APC_006	Apollo	28.00	-60.00	759.00
APC_007	Apollo	225.00	-70.00	360.15
APC_008	Apollo	220.00	-78.00	523.00
APC_009	Apollo	168.00	-80.00	330.75
APC_010	Apollo	126.00	-50.00	439.05
APC_011	Apollo	195.00	-65.00	243.75
APC_012	Apollo	95.00	-67.00	474.35
APC_013	Apollo	85.00	-83.00	374.15
APC_014	Apollo	355.00	-57.00	407.50
APC_015	Apollo	310.00	-37.00	387.30
APC_016	Apollo	215.00	-40.00	303.35
APC_017	Apollo	356.00	-70.00	912.80
APC_018	Apollo	166.00	-66.00	499.05
APC_019	Apollo	144.00	-83.00	582.30
APC_020	Apollo	185.00	-60.00	445.40
APC_021	Apollo	356.00	-80.00	347.80
APC_022	Apollo	13.00	-60.00	734.80
APC_023	Apollo	170.00	-68.00	454.90
APC_024	Apollo	185.00	-80.00	349.95
APC_025	Apollo	326.00	-57.00	215.80
APC_026	Apollo	56.00	-76.50	813.70
APC_027	Apollo	84.00	-65.00	424.50
APC_028	Apollo	263.00	-73.00	956.35
APC_029	Apollo	6.00	-65.00	644.80

Hole No.	Target	Azimuth	Inclination	Depth (m)
APC_030	Apollo	174.00	-83.00	589.00
APC001_D01	Apollo	169.00	-52.30	213.15
BOC_001	The Box	2.00	55.00	471.90
BOC_002	The Box	230.00	45.00	200.40
BOC_003	The Box	75.00	36.00	399.05
DOC_001	Donut	320.00	50.00	263.15
DOC_002	Donut	0.00	-60.00	264.75
DOC_003	Donut	0.00	-75.00	380.95
DOC_004	Donut	250.00	-85.00	312.30
DOC_005	Donut	110.00	-80.00	327.25
DOC_006	Donut	15.00	-85.00	243.00
DOC_007	Donut	40.00	85.00	155.15
DOC_008	Donut	355.00	70.00	150.95
DOC_009	Donut	237.00	52.00	185.30
DOC_010	Donut	335.00	82.00	251.75
OLCC_001	Olympus	265.00	-80.00	366.85
OLCC_002	Olympus	250.00	-60.00	424.20
OLCC_003	Olympus	310.00	-60.00	632.75
OLCC_004	Olympus	280.00	-55.00	688.10
OLCC_005	Olympus	330.00	-70.00	415.85
OLCC_006	Olympus	250.00	-50.00	276.35
OLCC_007	Olympus	250.00	-78.00	326.05
OLCC_008	Olympus	195.00	-52.00	333.70
OLCC_009	Olympus	355.00	-65.00	411.85
OLCC_010	Olympus	347.00	-45.00	134.40
OLCC_011	Olympus	294.00	-82.00	168.30
OLCC_012	Olympus	294.00	-55.00	401.30
OLCC_013	Olympus	130.00	-80.00	189.25
OLCU_001	Olympus	130.00	-65.00	349.05
OLCS_002D	Olympus	22.00	-50.00	175.80
OLCS_002D01	Olympus	18.00	-50.00	234.40
OLCS_003	Olympus	225.00	-50.00	162.10
OLCS_004	Olympus	72.00	-53.00	141.70
OLCS_005	Olympus	95.00	-65.00	402.65
OLCU_001	Olympus	215.00	-30.00	243.00
OLCU_002	Olympus	51.00	-40.00	331.80
OLCU_003	Olympus	25.00	-35.00	290.20
TRC_001	Trap	55.00	-10.00	380.25
VICE_001	Trap	25.00	-50.00	364.25
VICE_002	Trap	75.00	-52.00	315.00
VICW_001	Victory West	185.00	-55.00	519.90
VICW_002	Victory West	219.00	-55.00	416.30
			TOTAL	27,618.15

Table 12: Collar table of Collective Mining drill holes.

Target	Platforms	Drill holes	Total length (m)	Meters (%)
Apollo	5	31	14,976.50	54
Olympus	4	22	7,099.65	26
Donut	1	10	2,534.55	9
Trap	2	3	1,059.90	4
Box	1	3	1,011.35	4
Victory West	1	2	936.20	3
Total	14	71	27,618.15

Table 13: Collective Mining drill holes by target.

Figure 7: Location map of Collective Mining drill holes.

Results

The Phase 1 drill program at the Guayabales Project resulted in the discovery of significant mineral system at the Apollo target along with three additional earlier stage drilling discoveries at the Olympus, Donut and Trap targets.

Apollo Target

Phase 1 drill program resulted in a significant grassroots discovery of a new bulk tonnage and high-grade, gold-silver-copper porphyry-breccia-vein system named the Apollo Porphyry System. The discovery hole was announced on 22 June 2022. A total of 31 holes were drilled from 5 pads for 14,976.5 m at the Apollo Target in Phase 1. The current dimensions of the Apollo Porphyry System, based on current, limited drilling are 385 m along strike by 350 m across by 915 m vertical, and it is open in all directions. The breccia lies within stockwork mineralization. The high grades in the breccia are due to multiple phases of mineralization which include early gold-silver-copper breccia matrix mineralization derived from a porphyry source and younger, overprinting, sheeted carbonate base metal vein systems. Highlight assay results for drill holes into the Apollo Porphyry System include:

●	APC-001: 87.80 m @ 0.88 g/t Au, 61 g/t Ag, 0.39% Cu.

●	APC-002: 207.15 m @ 1.46 g/t Au, 45 g/t Ag, 0.31% Cu.

●	APC-008: 265.75 m @ 1.26 g/t Au, 55 g/t Ag, 0.22% Cu.

●	APC-012: 237.7 m @ 1.15 g/t, 72 g/t Ag, 0.38% Cu.

●	APC-014: 47.45 m @ 0.81 g/t Au, 13 g/t Ag, 0.20% Cu.

●	APC-018: 168.60 m @ 0.98 g/t Au, 69 g/t Ag, 0.50% Cu.

●	APC-019: 298.6 m @ 0.48 g/t Au, 34 g/t Ag, 0.31% Cu.

●	APC-020: 102.20 m @ 2.72 g/t Ag, 28 g/t Ag, 0.08% Cu.

●	APC-022: 426.00 m @ 1.05 g/t Au, 23 g/t Ag, 0.08% Cu.

●	APC-025: 106.85 m @ 0.81 g/t Au, 30 g/t Ag, 0.62% Cu.

●	APC-026: 397.10 m @ 0.62 g/t Au, 13 g/t Ag, 0.05% Cu.

●	APC-028: 601.65 m @ 0.89 g/t Au, 24 g/t Ag, 0.10% Cu.

●	APC-029: 301.00 m @ 0.63 g/t Au, 14 g/t Ag, 0.05% Cu.

●	APC-030: 318.65 m @ 0.61 g/t Au; 19 g/t Ag, 0.12% Cu.

Olympus Target

The first significant drill results in the Olympus target were announced on 25 March 2022. The Olympus discovery is characterized by broad drilling intersections of medium grade gold and silver with low base metals. The Olympus discovery covers an area measuring 1.0 km by 0.9 km and remains open in most directions. A total of 22 holes were drilled from 4 pads for 7,100 m at the Olympus Target in Phase 1, with the following highlights:

●	OLCC-001: 116.30 m @ 0.85 g/t Au, 9 g/t Ag, 0.02% Cu.

●	OLCC-003: 301.90 m @ 0.89 g/t Au, 11 g/t Ag, 0.03% Cu.

●	OLCC-004: 216.70 m @ 0.79 g/t Au, 13 g/t Ag, 0.04 % Cu.

●	OLCC-004: 110.10 m @ 0.69 g/t Au, 7 g/t Ag, 0.02% Cu.

●	OLCC-005: 58.60 m @ 0.61 g/t Au, 23 g/t Ag, 0.03% Cu.

●	OLCS-003: 41.80 m @ 0.68 g/t Au, 34 g/t Ag, 0.04% Cu.

●	OLCU-002: 55.25 m @ 1.75 g/t Au, 11 g/t Ag, 0.02% Cu.

●	OLCU-002: 47.15 m @ 0.61 g/t Au, 18 g/t Ag, 0.03% Cu.

Donut Target

A total of 10 holes were drilled from one pad for 2,534 m at the Donut Target in Phase 1. These resulted in the discovery of significant intersections of gold and silver in a breccia pipe. The surface dimensions of the breccia are small. The highlights include:

●	DOC-002: 104.00 m @ 1.20 g/t Au, 12 g/t Ag.

●	DOC-003: 163.00 m @ 1.20 g/t Au, 11 g/t Ag.

●	DOC-010: 76.20 m @ 0.44 g/t Au, 22 g/t Ag.

Box Target

A total of 3 holes were drilled from 1 pad for 1,011 m at The Box Target in Phase 1. There were no significant intersections.

Trap Target

The fourth discovery at the Trap target was announced on 27 September 2022. Trap is a north to northwest trending, structurally controlled corridor with evidence of porphyry B veins overprinted by late-stage carbonate base metals veins. A total of 3 holes were drilled from 2 pads for 1,060 m at the Trap Target in Phase 1 with the following highlights:

●	TRC-001: 102.20 m @ 1.04 g/t Au, 12 g/t Ag, 0.09% Cu.

●	VICE-001: 14.70 m @ 1.14 g/t Au, 26 g/t Ag, 0.01% Cu.

●	VICE-002: 18.90 m @ 1.06 g/t Au, 35 g/t Ag, 0.18% Cu.

Victory West Target

Two holes were drilled in the Victory West Target (VICW_001 and 002) with no significant results. No holes were drilled in the main Victory Target (previously known as Victory East) in the Phase 1 program.

Sample Length/True Thickness

The drill intersections do not represent the true width of the mineralized zones in porphyry and breccia intersections which require multiple holes to determine the geometry, width and thickness of the mineralised zones.

Conclusion

The protocols for the drilling, logging, sampling and QA-QC are carried out to or exceeds current industry standards. The author of the Guayabales Technical Report considered that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Historical Data

The historical samples were prepared and analyzed by standard methods at certified laboratories using the methods summarized in Table 14 below.

Company	Laboratory	Method	Code	Procedure
Colombia Gold	not known	Preparation		Not known
		Au		Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements		ICP-AES
Colombian Mines	Inspectorate, Medellin and Reno (ISO/TEC 17025)	Preparation		Crush to -10 mesh, split 500 g, pulverise to -150 mesh.
		Au	FA/AA	Fire assay 30 g, AAS
		Au overlimit	FA/GRAV	Fire assay 30 g, gravimetry
		Multielements	ICP	ICP-AES
Colombian Mines (from June 2007)	SGS, Medellin and Callao (ISO 9001)	Preparation		Not known
		Au	FAA313	Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (soils, rocks)	SGS, Medellin and Callao (ISO 9001)	Preparation soils	SCR30	Dry, screen to -10 mesh and -80 mesh, pulverise to P95 -140 mesh.
		Preparation rocks	PRP94	Dry, crush to -1/4 inch and -10 mesh, split 250 g, pulverise to P95 -140 mesh.
		Au	FAA313	Fire assay 30 g, AAS
		Au	FAI303	Fire assay 30 g, ICP
		Multielements	ICP40B	32 elements by 4 acid digestion, ICP-AES
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (core)	Acme, Medellin and Vancouver (ISO 9001)	Preparation	R200	Crush 1 kg to p80 -10 mesh, split 250 g, pulverise to p85 -200 mesh.
		Au	G6	Fire assay 30 g, AAS
		Ag	7AR1	Aqua regia digest, ICP-AES
		Multielements	1D02	34 elements by aqua regia digestion, ICP-AES

Table 14: Summary of the Sample Preparation and Analyses Methods of the Historical Samples

Colombian Gold and Mercer Gold had standard industry protocols for sample security with sampling supervised by a geologist, and secure sample storage and transport to the laboratory.

Colombian Mines and Mercer Gold inserted certified standard reference materials (CSRM), coarse blanks and field duplicates in the sample batches of soil, rock and core samples, as summarized in Table 15 below. The CSRM were monitored for Au and Ag by scatter plots with performance gates of the recommended value of the data ± 2SD and ±3SD, and show acceptable results. The blanks were monitored for Au and Ag by scatter plots, and generally showed acceptable results, although the Acme gold samples show some carry-over between samples. Field duplicates were monitored for Au on scatter plots and show low variability at low grades and scatter at higher grades as a result of geological heterogeneity. No check samples at a second laboratory was carried out.

Company	Type	Material	Position	No.	Acceptance
Colombian Mines	CSRM	OREAS 15Pa, 62Pb, 50Pb, 61Pb	Not known	27	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	53	Scatter plot
	Field Duplicate	Protocol not known	Not known	40	Scatter plot
	Check samples	None	none	0	n/a
Mercer Gold	CSRM	OREAS 65a, 66a, 60a	Not known	30	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	28	Scatter plot
	Field Duplicate	Protocol not known	Not known	37	Scatter plot
	Check samples	None	none	0	n/a

Table 15: QA-QC Samples Used in the Historical Sampling Programs

Collective Sampling and Analysis

From 2020-2021, the Company’s samples were prepared and analysed by Actlabs Colombia S.A.S. at a laboratory in Rionegro, Medellin, certified to ISO 9001-2008, and Activation Laboratories Ltd., Ancaster, Ontario, certified to ISO/IEC 17025. Since 2021, the Company has used SGS Colombia S.A.S., Medellin for sample preparation and SGS Peru S.A.S., El Callao for analysis, both certified to ISO 9001. Both Actlabs and SGS are independent of the Company. The methods are listed in Table 16 below.

Laboratory	Method	Code	Procedure
Actlabs, Medellin and Activation Laboratories Ltd., Ancaster, Ontario	Preparation rocks	RX1	Dry, crush to P80 -2 mm, riffle split 250 g, and pulverise to P95 -105 μm.
	Preparation soils	S1	Dry, sieve to -177 microns.
	Au	1A2-30	Fire assay 30 g, AAS
	Au overlimit	AQ1	Aqua regia digestion, AAS
	Multielements rocks	UT-4M	42 elements by multiacid digestion, ICP-MS
	Multielements Soils	UT-1M	34 elements by aqua regia digestion, ICP-MS
SGS Colombia SAS, Medellin and SGS Peru, El Callao	Preparation rocks	PRP93	Dry, crush to P90 -2 mm, riffle split 250 g, and pulverise to P95 -106 μm
	Preparation Soils	SCR31	Dry, sieve to -177 μm, riffle split 250 g, and pulverise to P95 -105 μm.
	Au	FAA313	Fire assay 30 g, AAS
	Au overlimit	FAG303	Fire assay 30 g, gravimetry
	Ag	AAS12C	Aqua regia digestion, AAS
	Ag overlimit	AA11B	Aqua regia digestion, AAS
	Multielements rocks	ICM40B	43 elements by multiacid digestion, ICP-OES/ICP-MS
	Multielements soils	ICM14B	36 elements by aqua regia digestion, ICP-OES

Table 16: Summary of the Sample Preparation and Analyses Methods of the Collective Mining Samples

The Company has written protocols for sampling and QA-QC with the insertion of certified standard reference materials (CSRM), coarse blanks, fine blanks, field duplicates, coarse duplicates and fine duplicates. A total of 24% QA-QC samples are inserted which exceeds normal industry standards. The QA-QC is monitored in real time on receipt of the results of each batch of samples. The protocol for failed CSRM or blanks is to investigate the sample when in company custody then in laboratory custody and, if necessary, reanalyse the interval. Check analyses of coarse rejects and pulps at an umpire laboratory have not been carried out and it is recommended that this be started as soon as possible and be carried out on a regular basis.

The CSRM are monitored for gold, silver and copper by scatter plots with performance gates with rejection if a sample is greater or lesser than the recommended value ± 3SD, and a warning if two or more samples are between the recommended value ±2 to ±3SD. Gold has good precision but high variability in OREAS-503d (recommended value 666 ppb Au) and OREAS-606 (recommended value 340 ppb Au), and much less scatter in OREAS-601c (recommended value 996 ppb Au). An additional CSRM with low gold of about 100 ppb is recommended to monitor lower grades.

The Company’s sample preparation, analysis and chain of custody and QA-QC meet with or even exceed current standard industry practise. The author of the Guayabales Technical Report considers that the data are adequate for the purposes of the Guayabales Technical Report. The sample preparation and analysis of the historical samples were carried out by independent, certified laboratories using standard methods and, although not all of the data is available now, it is the author’s opinion that sample preparation, analysis and security meet with current standard industry practise. The companies had protocols for sample and analytical QA-QC that follow standard industry practise, with protocols for monitoring QA-QC in real time and for checking any sample batches that fail. In practise, the historical geochemical data are only used as an exploration guide by the Company and repeat soil and rock sampling is carried out in areas of interest.

Data Verification

The author of the Guayabales Technical Report made a personal inspection of the Guayabales Project and the Company’s field office and core logging facility in Supia on 12 to 15 January 2023. Core was examined from four drill holes to observe the geology and mineralization, verify the logging, and compare with the assay sheets. The core was from holes APC-001 (0-418.05 m, EOH), APC-002 (178.00-365.20 m EOH), DOC-002 (0-264.75 m EOH), and OLCC-003 (148.10-335.55 m). A field visit was made to the drilling at the Apollo target and two drill platforms were visited, Pad 2 and Pad 6 where drilling of hole APC-031 was in progress. The protocols, work flow and chain of custody of the core from the drill to sample despatch were seen, and the storage of core, rejects and pulps. The protocols, execution and results for QA-QC were revised. Presentations were given in person and by videoconference about the property, geology, mineralization, exploration, drilling, sample preparation and analysis, QA-QC and other topics by the Company’s Chief Executive Officer, Vice President of Exploration, Senior Technical Advisors, project geologists and QA-QC Manager. The author of the Guayabales Technical Report was given access to all people, places and data that were requested.

The author of the Guayabales Technical Report also made a previous inspection of the Guayabales Project on 24 to 25 October 2020. The core of historic drill holes MGDH-06A (500.0 m long) and MGDH-07A (450.00 m long) was examined at the Company’s field office in Supia. Discussions on the geology and mineralization were held with Collective Mining’s Technical Advisors and geologists. Two localities were visited in the field. The first, on the southern side of La Llorona (north side of the Donut target), was a small valley on the upper part of a ridge with several small artisanal gold mines and mills/processing plants (entables) equipped with jaw crushers, small ball mills (cocos) and Wilfley tables to recover coarse gold by gravimetry. The tailings (arenas) are taken elsewhere for recovery of fine gold by cyanide leaching in tanks. An examination of rock types in the ore bins showed several types of dioritic porphyry with biotite and sericite alteration, and quartz-sulphide veinlets, similar to the porphyry seen in drill core; and hornfelsed schist with biotite and sericite alteration. These observations were significant at the time for two reasons, firstly in showing that porphyry- style mineralization outcrops in this area, and secondly, the artisanal miners were recovering free gold from porphyry-style mineralization. The second locality visited was a viewpoint over the Encanto zone in the Guayabales valley where the author was able to observe the NW valley trend extending from the Marmato gold deposit at lower elevation to the SE and through the Guayabales valley, the NW-trending structural control on mineralization, several re-vegetated drill pads, and several artisanal mines in the upper part of the valley.

Drill core was reviewed in 2023 from Collective Mining drill holes APC-001 (0-418.05 m, EOH), APC-002 (178.00-365.20 m EOH), DOC-002 (0-264.75 m EOH), and OLCC-003 (148.10-335.55 m), and in 2020 from historical drill holes MGDH-06A (500.0 m long) and MGDH-07A (450.00 m long). The sample database of historical and the Company’s data was supplied to the author in Access and Excel files. The author checked a percentage of the assay certificates and Excel reports against the databases and found no errors in the transcription of the analyses. The historical drill database was reconstructed by the Company based on assay certificates and core photos. The author of the Guayabales Technical Report reviewed this in 2020 by running checks for unusual sample intervals and for gaps in sample continuity, and found no errors.

Mineral Processing and Metallurgical Testing

The Company has carried out preliminary metallurgical testing by three bottle-roll cyanide leaching tests on ground core samples from the sulphide zone of the Apollo target at the Guayabales Project at the laboratory of SGS del Peru SAS (2021). The head grades were 1.17 to 8.01 g/t Au and 16.05-56.08 g/t Ag. Recovery after 72 hours was between 90.70% and 97.57% for gold, and from 46.27% and 52.34% for silver (Table 17 below). The recovery of Au and Ag did not vary significantly in the sample with high As, probably as arsenopyrite, indicating that Au is not encapsulated in arsenopyrite. The recovery of Au and Ag did not vary significantly in the sample with high Cu or the sample with high Zn and Pb. The consumption of sodium cyanide was from 2.68 kg/t to 5.87 kg/t, and of lime was from 0.48 kg/t to 1.24 kg/t.

The initial test work confirms that gold in the sulphide zone is not refractory. Mineralogical studies are required to determine the mineral(s) that carry the high silver grades. The ~50% cyanide recovery indicates that about half the silver is leachable, and that the rest of the silver may be present as a substitution in other minerals such as chalcopyrite, in which case silver would report to a copper flotation concentrate. Further test-work is required to study this.

Sample No.	Description	Au (g/t)	Ag(g/t)	cu (%)	As (ppm)	Au Rec. % 24 hr	Au Rec. % 48 hr.	Au Rec. % 72 hr.	Ag Rec. % 24 hr	Ag Rec. % 48 hr.	Ag Rec. % 72 hr.
APBRT 01	BAM	1.17	53.83	1.04	62	82.34	87.12	90.70	42.83	43.76	49.19
APBRT 03	CBM As bearing	4.92	16.05	0.06	2213	82.70	86.42	92.51	49.58	48.74	52.34
APBRT04	CBMZn and Pb	8.01	56.08	0.10	216	93.44	93.08	97.57	36.59	41.73	46.27

Table 17: Summary of the results of bottle-roll cyanide leaching tests on samples from the Apollo target.

p80 = 75 microns, pH = 10.5-11, CN =1,000 ppm. BAM: Angular Mineralized Breccia. CBM: carbonate-base metals veins.

The metallurgical test work is preliminary and is too early stage to make predictions about metal recoveries. Going forward, the Company plans to carry out mineralogical studies to characterise the various metal zones and build a geo-metallurgical model. This will define different geo-metallurgical zones that will require extensive flotation and leach test work.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resource estimates for the Guayabales Project. There has been insufficient exploration to define a mineral resource.

Exploration, Development and Production

In the opinion of the author of the Guayabales Technical Report, the Guayabales Project is a discovery-stage project for porphyry and breccia-hosted gold-silver-copper-molybdenum with auriferous, polymetallic veins. The exploration programs carried out by the Company are well planned and executed and supply sufficient information to plan further exploration. Sampling, sample preparation, assaying and analyses were carried out in accordance with best current industry standard practices and are suitable to plan further exploration. Sampling, assaying and analyses include quality assurance and quality control procedures. There are no known significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information.

In the opinion of the author of the Guayabales Technical Report, the Guayabales Project warrants a follow-up drilling program to define the extent and grade of the Apollo discovery and its potential extensions as the geometry is not well defined at depth or on the margins, and to eventually make a Mineral Resource estimate and a Preliminary Economic Assessment (PEA), and also to carry out exploration drilling at the other targets. A work program of two phases of eighteen months each is recommended, as summarised in Table 18, and the decision to proceed to the Phase 2 program is dependant on continued positive results from Phase 1. See “Cautionary Statement Regarding Forward Looking Information”.

	Item	Metres	Cost per metre (US$)	Total (US$)
Phase 1 drilling
Drilling	Apollo, extensions and surrounding targets	30,000	250	7,500,000
	Other Targets	10,000	250	2,500,000
	Site G&A	40,000	50	2,000,000
	Target generative work			1,000,000
	Metallurgical test work			300,000
	Geotechnical and hydrogeological studies			2.00,000
	Land acquisition			750,000
	Option agreements payments			650,000
	ESG			725,000
	G&A			1,800,000
	Sub-total			17,425,000

	Phase 2 drilling
Drilling	Apollo	40,000	250	10,000,000
	Other Targets	20,000	250	5,000,000
	Geotechnical, hydrogeological, metallurgical	10,000	250	2,500,000
	Site G&A	70,000	50	3,500,000
	Resource Estimate			2.00,000
	PEA			500,000
	Land acquisition			1,000,000
	Option agreement payments			916,000
	ESG			600,000
	G&A			2,300,000
	Sub-total			26,516,000
	Total			43,941,000

Table 18: Estimated budget for the recommended two-stage exploration programme for the Guayabales Project

Phase 1 of the recommended exploration program comprises 30,000 m of diamond drilling at Apollo including potential extensions and surrounding breccia bodies, 10,000 m of diamond drilling at other targets, of which first pass drilling is required at the ME, Donut, Donut SE and other targets. The program includes on-going target generation work, and metallurgical test work, geotechnical and hydrogeological studies at Apollo. The budget includes land acquisition, option payments, environmental, social, governance (ESG) and general and administration (G&A) costs.

The estimated cost of the Phase 1 programme is US$ 17,425,000. The Phase 1 drill program was started on 1 January 2023 after the effective date of the Guayabales Technical Report.

Phase 2 of the recommended exploration program is planned for 2024-2025 and comprises an additional 40,000 m of diamond drilling at Apollo, as well as 10,000 m of geotechnical hydrogeological and metallurgical drilling, and to make a Mineral Resource estimate and a Preliminary Economic Assessment (PEA) for Apollo. The program includes 20,000 m of diamond drilling at other targets, land acquisition, option payments, ESG and G&A costs. The estimated cost of the Phase 2 program is US$ 26,516,000. The total budget for Phases 1 and 2 is US$43,941,000.

Exploration Update

Since the publication of the Guayabales Technical Report, the Company has completed a total of an additional 72,988 metres of diamond drilling with the majority of holes (96) focused in Apollo and Trap (32). Reconnaissance drilling has also been undertaken at three other exploration targets named ME, Plutus and Box. Drilling statistics are summarized and described below.

Target	Platforms	Drill holes	Total length (m)	Metres (%)
Apollo	17	96	45,783	63%
Trap	7	32	13,978	19%
Plutus	5	15	6,484	9%
Box	5	13	4,392	6%
ME	2	6	2,350	3%
Total		162	72,988

Apollo

The principal focus of the Company’s drilling was at the Apollo system and involved ninety-six holes for a total of 45,783 metres. Including the publication of the last 43-101 a total of 68,684 metres of diamond drilling from 151 holes has now been completed at Apollo. This work expanded the footprint of the brecciated porphyry mineralization to maximum dimensions of 600 metres along strike with a width of 395 metres down to a vertical depth of 1,200 metres below surface. Notable expansions occurred in westerly, northerly directions and at depth. Apollo remains open for further expansion in these areas. The brecciated porphyry body hosts multiple styles which include an early stage of low grade gold and copper mineralisation within the porphyry units, a breccia event with copper, tungsten, gold and silver deposited inside the breccia matrix, a newly discovered high gold and silver vein system associated with bismuth and tellurium minerals deep within the Apollo system and referred to as the Ramp Zone and finally late stage and overprinting carbonate and base metal veins hosting high gold and silver grades which can be traced from surface down to the limits of drilling at 1,200 metres below surface.

Principal highlights of the Apollo drill program include: the discovery of a new mineralized system at depth, referred to as the Ramp Zone; the discovery of high-grade sub-zones within the first 1,000 vertical metres of the Apollo system; and the expansion of the Apollo system to the north.

In October 2024 the Company announced the discovery of a new mineralized zone, referred to as the Ramp Zone, at over 1,100 metres below surface with the intersection of 57.65 metres @ 8.18 g/t gold equivalent in APC95 -D5 (see press release dated October 22, 2024 for AuEq calculation). This new zone was followed up with further Ramp Zone drill results highlighting 51.95 metres grading 8.38 g/t gold equivalent in APC103-D2 (see press release dated February 4, 2025 for AuEq calculation). The Ramp Zone mineralization is unique from the shallow mineralized systems previously announced at Apollo. In Ramp Zone, gold and silver grades are associated with bismuth and tellurium bearing sulphide assemblages which is very similar to those seen in Aris Mining’s multi-million-ounce, Marmato Deeps deposit which starts, coincidentally, at the same depth below surface. The mineralization identified to date in the Ramp Zone is located between 1,050 metres and 1,200 metres below surface and clearly outlines the beginning and most shallow part of a new style of mineralized system. Drilling continues to test the Ramp Zone with various holes in progress from three drill pads. The Ramp Zone remains completely open in all directions for expansion.

During the last quarter of 2024 and the first quarter of 2025, the Company began southward directed drilling programs aimed at intersecting, orthogonally, broad mineralized zones predicted from modelling of previous drill results within the Apollo system. To date three holes have successfully tested the model intersecting high gold grades within broad mineralized zones hosting vein and massive sulphides with pyrite, sphalerite, galena, chalcopyrite and associated carbonate material all of which overprint the porphyritic breccia. The following intersections are highlighted:

150.55 metres @ 6.07 g/t gold equivalent in APC104-D1 (see press release dated December 16, 2024 for AuEq calculation)

181.35 metres @ 5.38 g/t gold equivalent in APC104-D2 (see press release dated January 15, 2025 for AuEq calculation )

106.35 metres @ 9.05 g/t gold equivalent in APC104-D5 (see press release dated February 24, 2025 for AuEq calculation)

The Company continues to focus on drilling from two pads into various high-grade sub-zones identified at different levels within the Apollo system with the objective of improving the overall grade of the Apollo system. The first high grade sub-zone discovered and announced still remains open upward and at depth for further drilling.

Southerly directed drilling from northern pads also highlighted the extension of the Apollo system to the northeast with APC100-D1 returning 150.50 metres at 1.74 g/t gold equivalent with an including interval of 42 metres at 4.02 g/t gold equivalent. (see press release dated December 4, 2024 for AuEq calculation). This result opens the possibility for major expansion along the northern side of the system. During 2025, a drill rig has been dedicated to test this area.

Drilling continued during 2024 with holes directed in various orientations aimed at improving the Company’s understanding of the Apollo system. Current drill spacing is variable and reflects the fact that this is a very large mineralized system which outcrops at surface and can be traced for vertical depths of up to 1,200 metres below surface over maximum strike dimensions of 600 metres and a maximum width of 395 metres. Current drill spacing from surface down to 500 metres vertical below surface is between 55 and 80 metres. From 500 metres to 800 metres below surface, the borehole spacing is between 80 metres and 100 metres and at depths below this it is 120 metres to 180 metres. The following holes are highlighted and reflect the high-grade mineralization and large grade accumulations at various levels within the Apollo system:

Best Drillholes gold equivalent accumulation intercepts at over 1,000-grams x metres at Apollo:

Ranking	Hole ID	From (m)	To (m)	Length (m)	Grade (g/t AuEq)	Gram x Metres Suggest	Press Release Date
1	APC104-D5	147.30	644.65	497.35	3.01	1,499	February 24, 2025
2	APC104-D1	107.10	641.50	534.40	2.70	1,440	December 16, 2024
3	APC-72	2.00	521.10	519.10	2.74	1,424	October 30, 2023
4	APC-55	0.00	792.25	792.25	1.71	1,356	June 27, 2023
5	APC104-D2	5.15	407.75	402.60	3.06	1,232	January 15, 2025
6	APC-64	33.40	484.80	451.40	2.67	1,206	September 7, 2023
7	APC-35	7.00	366.15	359.15	3.32	1,192	March 15, 2023
8	APC-60	41.60	599.45	557.85	2.10	1,173	August 15, 2023
9	APC-95	207.20	720.90	513.70	2.20	1,128	May 27, 2024
10	APC88-D2	68.10	617.00	548.90	1.91	1,050	January 30, 2024
11	APC-93	127.25	687.30	560.05	1.83	1,026	March 12, 2024
12	APC-53	232.95	562.70	329.75	3.10	1,022	June 13, 2023
13	APC99-D5	351.55	868.90	517.35	1.97	1,021	October 22, 2024
14	APC-49	5.65	852.90	847.25	1.09	1,010	June 27, 2023
15	APC-65	0.00	503.25	503.25	2.00	1,007	September 26, 2023
16	APC-31	4.90	389.60	384.70	2.46	1,006	February 23, 2023
17	APC-63	0.00	593.65	593.65	1.69	1,003	September 7, 2023

Note – see individual press releases for AuEq calculations

Expansion of the Trap Target

The Company has continued diamond drilling and expanding the Trap target with 32 holes drilled from 7 pads for a total of 13,978 metres. Trap is located approximately 3.5 kilometers to the northeast of the Apollo porphyry system. Drilling to date has outlined gold and silver mineralization in multiple styles within a broad zone which includes two polymetallic vein events and porphyry pyrite veins. The Trap Main zone can be followed for a northeast strike length of over 700 metres and down to a depth of 900 metres in a broad, mineralized, true width interval of 80 metres to 150 metres which includes, internal, higher-grade intervals. Highlight down hole intercepts include 632.25 metres at 1.10 g/t gold equivalent including 51.5 metres @ 2.73 g/t gold equivalent (see press release dated April, 4, 2024 for AuEq calculation) and 40.50 metres at 4.01 g/t gold equivalent within 200.85 metres at 1.06 g/t gold equivalent (see press release dated January 9, 2025 for AuEq calculation). The Trap Main Zone remains open to the north and at depth. Further drilling in the north is pending the grant of new licence applications.

Outlook and Programs for 2025

The Company continues to focus on organic growth through exploration discoveries and currently has six drill rigs operating as part of its fully funded 60,000-metre drill program for 2025 centred primarily on the Apollo system with some additional reconnaissance drilling into various new porphyry targets. The principal objectives at Apollo include: further drill testing into the newly modeled high-grade sub-zones scattered throughout the top 1,000 vertical metres of the system; grow the overall dimensions of the system by expanding vertically and laterally the recently discovered, high-grade Ramp Zone and finally to test the northern extension potential of Apollo at shallower elevations.

Metallurgical Update

The Company has undertaken various and extensive mineralogical and metallurgical studies at SGS in Lima, Peru and ALS laboratories in Kamloops, British Colombia, on multiple representative samples from the various Apollo mineralized zones. Bottle roll cyanidation tests on eight composite samples of both oxide and sulphide material at various gold grades averaged a 93.5% recovery rate (see press release dated October 17, 2023) for gold (range 87.5% to 98.8%). The dissolution of gold was high irrespective of sulphur content and mineralogical work outlined the presence of fine gold which is not associated with sulphides. Some additional follow up cyanidation work was undertaken on three representative, lower grade samples from Apollo (<0.9 g/t gold) and returned an average recovery rate of 91.2% (see press release dated April 11, 2024).

Mineralogical studies of the Apollo system on copper bearing material highlight a relatively simple copper sulphide assemblage of predominately chalcopyrite with lesser chalcocite, both of which are very amenable to flotation. A comprehensive series of flotation tests were therefore undertaken on representative copper bearing material from Apollo under a wide range of conditions resulting in the development of commercial copper, silver and gold concentrate grades of up to 30.5% copper, 1,280 g/t silver and 28.7 g/t gold with low levels of deleterious elements (see press release dated April 11, 2024). The flotation metallurgical work demonstrates that Apollo sulphide ore with greater than 0.15% in situ copper grade is very amenable to flotation and the lock cycle tests achieved recoveries of up to 95.3% for copper, 83.6% for silver and 79.4% for gold.

The Company envisions a conventional split circuit for processing of sulphide material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a cyanidation circuit. In the case of oxide material processing will be with a cyanidation circuit as the oxidation process has resulted in leaching of copper. Further testwork is currently ongoing to review the opportunity of producing a gold rich concentrate from copper poor material which could reduce reagent consumption in production of dore.

Previous drilling has demonstrated a shallow zone of high-grade tungsten mineralization at Apollo hosted within scheelite (see press release dated November 7, 2023). Preliminary gravity test work on a 25 kg sample grading 0.44% tungsten returned a 74% recovery rate for tungsten to a concentrate of 63.6% scheelite (see press release dated April 11, 2024).

See “Cautionary Statement Regarding Forward Looking Information”.

DIVIDENDS AND DISTRIBUTIONS

Collective has never paid any dividends and currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, Collective does not intend to pay dividends on the Common Shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. Collective is not bound or limited in any way to pay dividends in the event that the Board determines that payment of a dividend is in the best interest of the shareholders of Collective.

DESCRIPTION OF CAPITAL STRUCTURE

Collective is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 84,844,692 Common Shares were issued and outstanding. The Common Shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of Collective and to attend and vote thereat. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as the Board may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Collective, such holders are entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of Collective’s liabilities. The Common Shares carry no pre-emptive, conversion, redemption or retraction rights. The Common Shares carry no other special rights and restrictions other than as described herein.

MARKET FOR SECURITIES

Trading Price and Volume

Toronto Stock Exchange

The Common Shares are listed and posted for trading on the TSX under the symbol “CNL”. The following table indicates the market price ranges and trading volumes of the Common Shares on the TSX on a monthly basis for Collective’s financial year ended December 31, 2024, as reported by the TSX.

Month	High ($)	Low ($)	Volume
2024
January	$4.25	$3.86	315,737
February	$4.20	$3.67	674,373
March	$4.67	$3.81	1.311,775
April	$5.09	$4.07	1,769,227
May	$4.47	$4.01	728,995
June	$4.19	$3.02	732,735
July	$4.04	$3.14	2,073,194
August	$4.65	$3.50	705,586
September	$4.90	$4.21	468,324
October	$5.12	$4.25	1,616,314
November	$5.36	$4.66	1,032,099
December	$6.10	$4.84	1,900,045

NYSE American

The Common Shares commenced trading on NYSE American under the trading symbol “CNL” on July 22, 2024. The following table indicates the market price ranges and trading volumes of the Common Shares on NYSE American for each month of the most recently completed financial year in which the Common Shares were listed, as reported by NYSE American.

Month	High ($)		Low ($)		Volume
2024
July 22-31	US$	3.91	US$	3.24	3,071
August	US$	4.62	US$	3.54	10,451
September	US$	4.89	US$	4.22	9,814
October	US$	5.35	US$	4.26	24,358
November	US$	5.33	US$	4.77	29,003
December	US$	5.98	US$	4.85	46,821

The price of the Common Shares as quoted by the TSX and NYSE American at the close of business on March 23, 2025, being the last full trading day of the Common Shares immediately preceding the date of this AIF, was $14.77 and US$10.50, respectively.

Prior Sales

Collective issued the following securities in the financial year ended December 31, 2024 that are not listed or quoted on a marketplace:

Month of Issue	Type of Security	Number Issued	Issue/Exercise Price	Reason for Issuance
March 2024	Common Share Purchase Warrants	2,250,000	$5.01	Private Placement
December 2024	Incentive Stock Options	1,100,000	$$5.94	Compensation

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with Collective, principal occupation for the five preceding years and number of Common Shares beneficially owned by each person who is a director and/or an executive officer of Collective. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof.

Name, Position with the Company and Municipality of Residence	Director/Officer Since	Principal Occupation(s)	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Ari Sussman Executive Chairman and a Director Miami, Florida	May, 2021	Executive Chairman of the Company (2021 to Present); Chief Executive Officer of Continental Gold Inc. (2010 to 2020)	11,003,600 (13.0%)
Omar Ossma President and Chief Executive Officer Medellín, Colombia	May, 2021	President and Chief Executive Officer of the Company (2021 to Present); Vice President, Legal of Continental Gold Inc. (2015 to 2020)	500,000 (<1%)
Paul Begin Chief Financial Officer and Corporate Secretary Oakville, Ontario	May, 2021	Chief Financial Officer and Corporate Secretary of the Company (2021 to Present); Chief Financial Officer of Continental Gold Inc. (2011 to 2020))	4,081,863 (4.8%)
María Constanza García Botero(1)(2) Director Medellín, Colombia	May, 2021

General Coordinator, Metro Linea 1 (2021 – Present); General Coordinator, Urban Development Institute (2021); Director of

Education at Semana (2020); Under-Secretary of Access

and Permanence with the

Colombian Education Secretary

(2019 to 2020); Manager at Deloitte

(Bogota, Colombia) (2018 to

2019)

115,183 (<1%)

Name, Position with the Company and Municipality of Residence	Director/Officer Since	Principal Occupation(s)	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Ashwath Mehra(1) Director Zug, Switzerland	September, 2021	Chief Executive Officer of ASTOR Management AG (2011 to Present)	1,434,100 (1.7%)
Angela María Orozco Gómez(2) Director Bogotá, Colombia	November, 2023	Professional Board Member; Minister of Transport and Infrastructure, Colombia (2018 – 2022)	Nil
Jasper Bertisen(1)(2) Director Golden, Colorado	February, 2025	Professional Board and Advisory Board Member; Partner and other roles with Resource Capital Funds (2004 – 2023)	Nil

Notes:
(1)	Member of the Audit Committee. Each Audit Committee member is (i) “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees; (ii) satisfies the independence standards specified in the rules of the TSX and NYSE American and SEC Rule 10A-3; and (iii) possesses education or experience that is relevant for the performance of their responsibilities as an Audit Committee member.
(2)	Member of the Compensation, Nominating and Corporate Governance Committee.

The Board are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced.

The by-laws of Collective permit the Board to appoint directors to fill any casual vacancies that may occur. Individuals appointed as directors to fill casual vacancies on the Board hold office for the remainder of the term of the director that he or she is replacing, being until the next annual general meeting at which time they may be re-elected or replaced.

As of the date of this AIF, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, a total of 17,134,746 Common Shares, representing approximately 20.2% of the Common Shares on a non-diluted basis.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, or, within 10 years before the date of this AIF, has been, a director, officer or promoter of any person or company (including the Company) that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order that denied the relevant company access to any exemptions under applicable securities legislation that was in effect for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director or executive officer of the Company is, or, within the last 10 years, has been: (a) subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or executive officer of the Company, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Some of the Company’s directors and/or executive officers are also directors of other natural resource companies and, consequently, there exists the possibility for such persons to be in a position of conflict relating to any future transactions or relationships between the Company and such other companies or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors or executive officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of the shareholders of the Company. None of the present directors or executive officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company. See “Risk Factors”.

AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its mandate and responsibilities. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting processes and internal controls. The Audit Committee’s primary duties and responsibilities are to: (i) conduct reviews and discussions with management and the external auditors relating to the audit and financial reporting; (ii) assess the integrity of internal controls and financial reporting procedures; (iii) ensure implementation of internal controls and procedures; (iv) review the quarterly and annual financial statements and management’s discussion and analysis of the Company; (v) select and monitor the independence, performance and remuneration of the external auditors; and (vi) oversee all disclosure relating to financial information. The Audit Committee is also responsible for reviewing and following the procedures established in the Company’s codes, policies and guidelines as may be established from time to time.

The Charter of the Company’s Audit Committee is set forth in Appendix “A” hereto.

Composition of the Audit Committee

The Audit Committee has been constituted to oversee the financial reporting processes of Collective and is comprised of Jasper Bertisen (Chair), María Constanza García Botero and Ashwath Mehra, who are each independent, as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators. Each member of the Audit Committee is financially literate (as defined under NI 52-110) and possesses extensive financial knowledge, experience and comprehension of financial statements.

Relevant Education and Experience

Each member of the Audit Committee has experience relevant to his or her responsibilities as an Audit Committee member as described below.

Jasper Bertisen. Mr. Bertisen is a seasoned leader in the mining industry with a proven track record of successfully driving strategic initiatives. He has spent the majority of his career in mining private equity with Resource Capital Funds, overseeing due diligence and strategy execution for investments spanning development-stage to producing assets across various commodities and global markets. With extensive governance experience, Jasper has served on the boards of both private and public mining companies, as well as on the advisory boards of several mining technology companies. He is also an Adjunct Professor at the Colorado School of Mines and holds M.Sc. degrees in Mining Engineering and Mineral Economics.

María Constanza García Botero. Ms. García Botero has worked in public finance, urban development, infrastructure, mining, energy, and public-private partnerships (PPPs) as an advisor or in various management positions at the National Planning Department, the Ministry of Finance, and the National Hydrocarbons Agency. From 2010 to 2012 she served as the Deputy Minister of Infrastructure at the Ministry of Transport (Colombia), and from 2012 to 2014 served as President of the National Mining Agency, Ministry of Mining and Energy (Colombia). More recently, Ms. García Botero was a senior manager with Deloitte in Bogota, Colombia (2018-2019), Under-Secretary of Access and Permanence with the Education Secretary in Bogota, Colombia (June 2019 – January 2020), Director of Education at Semana, a weekly periodical magazine of opinion and analysis in Colombia (January 2020 – December 2020) and coordinator for the Carrera Séptima upgrade project in a Green Corridor at the Institute for Urban Development IDU in Bogotá (2021). She currently works as general coordinator of Metro Linea 1, a consortium in charge of design, construction and operation of the first metro line in Bogotá. Ms. García Botero graduated from the Technological University of Pereira, Colombia obtaining a degree in industrial engineering, then obtained a diploma in socio-economic evaluation of projects at Universidad de los Andes, Bogota. She later obtained two master’s degree in Urban and Regional Development Administration and Public Policy from Ohio State University.

Ashwath Mehra. Mr. Mehra is a seasoned executive with 35 years of global experience in the minerals industry. Mr. Mehra is an economist by training and received his BSc (Econ) in Economics and Philosophy from the London School of Economics. He is the CEO of the ASTOR Group, a private investment and advisory business, working in the fields of mining, technology, biotech and real estate. He spent many years in the commodity trading and mining business as well as owning, buying and selling companies. He is a director of several companies, both public and private in both executive and non-executive roles. He also devotes significant time to non-profit activities in the fields of education and healthcare. Most recently, Mr. Mehra was Executive Chairman of GT Gold, a company he founded and sold to Newmont Corporation generating a significant return to GT Gold shareholders.

Pre-Approval Policies and Procedures

The Audit Committee charter sets out procedures regarding the provision of non-audit services by Collective’s independent chartered professional accountants. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted non-audit and non-audit related services.

External Auditor Service Fees (by category)

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditors for professional services.

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2024	C$316,900	C$77,900	Nil	Nil
2023	C$176,334	Nil	C$16,500	Nil

Notes:
(1)	“Audit Fees” refers to the aggregate fees billed by the external auditor for audit services, quarterly reviews and involvement with preparation of offering and due diligence related to financing documents. 2024: Fees of C$249,900 paid to BDO our current auditor, and fees of C$67,000 paid to PWC our prior auditor.
(2)	Company “Audit Related Fees” refers to aggregate fees billed for assurance and related services by the Company’s external auditors, including listing applications and other matters. 2024: Fees of C$34,900 paid to BDO our current auditor, and fees of C$43,000 paid to PWC our prior auditor,
(3)	“Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. 2024: Fees paid to PWC
(4)	“All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

PROMOTERS

Ari Sussman, the Executive Chairman and a director of the Company, is a promoter of the Company. As of the date hereof Mr. Sussman beneficially owns, or controls or directs, directly or indirectly, a total of 11,003,600 Common Shares and 550,000 incentive stock options representing approximately 13.0% of the equity of the Company on a non diluted basis. No person who was a promoter of the Company:

●	received anything of value directly or indirectly from the Company or a subsidiary within the last two years;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority within the last two years;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision within the last two years; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions to which the Company or properties are or were subject to, during the most recently completed financial year ended December 31, 2024.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this AIF, no director, executive officer or principal shareholder of Collective, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Common Shares is TSX Trust Company located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

There are no contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or before the most recently completed financial year if the material contract is still in effect, other than: (i) an option agreement to acquire the claims comprising the San Antonio Project dated July 9, 2020 between Minerales Provenza SAS and certain option holders; (ii) a purchase and sale agreement to acquire exploration mining titles comprising the Guayabales Project dated June 24, 2020 between Minerales Provenza S.A.S. and the Guayabales Mining Association; (iii) a purchase and sale agreement to acquire an exploration title comprising the Guayabales Project dated December 23, 2020; and (iv) the Amended and Restated Investor Rights Agreement.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during or relating to the most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company

●	David J. Reading, MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG), a special advisor to the Company, is a “qualified person” within the meaning of this term in NI 43-101 and has prepared the Company’s news releases, sections of this AIF and other disclosure documents that are of a scientific and technical nature pertaining to the Guayabales Project and has verified the data disclosed therein. Mr. Reading is independent of the Company. As of the date of this AIF, he holds directly or indirectly, 1,887,000 Common Shares, incentive stock options to purchase an aggregate of 225,000 Common Shares of the Company at varying prices.

●	Stewart D. Redwood, PhD in ore geology and a Fellow of the Institute of Materials, Minerals and Mining (FIMMM), the Geological Society of London (FGS) and of the Society of Economic Geology (SEG), an independent consulting geologist, is the author of the Guayabales Technical Report. Dr. Redwood is an independent “qualified person” for the purposes of NI 43-101.

●	John Wells is the designated Qualified Person within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining and Metallurgy).

Other than Mr. Reading, no person named or referred to above beneficially owns, directly or indirectly, 1% or more of the Common Shares.

The auditors of the Company, BDO Canada LLP, Chartered Professional Accountants, Licensed Public Accountants (“BDO”), at its office located at 360 Oakville Place Drive, Suite 500, Oakville, Ontario, L6H 6K8, issued an independent auditor’s report dated March 24, 2025 in respect of the Company’s annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2023. BDO have advised that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of Collective or of an associate or affiliate of Collective and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an associate or affiliate of Collective and no such person is a promoter of Collective or an associate or affiliate of Collective.

NYSE AMERICAN CORPORATE GOVERNANCE

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers and to grant exemptions from NYSE American listing criteria based on these considerations. Below is a description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards:

Quorum

Section 123 of the NYSE American Company Guide recommends a quorum of not less than one-third of a listed company’s shares issued and outstanding entitled to vote at a meeting of shareholders. The Company’s quorum requirement under its by-laws is two persons, present in person or who are represented by a proxy, and having voting rights at such meeting.

Notice of Shareholder Meetings

Section 703 of the NYSE American Company Guide requires, among other things, that a listed company is to give shareholders written notice at least ten days in advance of all shareholders’ meetings, and to provide for such notice in its bylaws. The Company’s by-laws provide that notice of meetings of the Company’s shareholders shall be given not more than 10 days, or if an “offering company” as defined under Canadian Laws, not less than 21 days, but in either case not more than 50 days prior to the date of the meeting. The Company is an offering company and as such, is not required to provide notice of shareholder meetings at least ten days in advance of shareholder meetings under Canadian Laws. In addition, the Company’s by-laws provide that notice may be given telephonically which does not comply with the requirement in Section 703 that such notice be in writing. The Company will follow the requirements set forth in its by-laws which are in accordance with Canadian Laws and the rules of the TSX.

Proxy Solicitation

Section 705 of the NYSE American Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. The Company solicits proxies in accordance with the OBCA, applicable Canadian securities laws and the rules and policies of the TSX.

Shareholder Approval

Section 711 of the NYSE American Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” includes plans that provide for the delivery of both newly issued and treasury securities, as well as plans that include securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Company will follow the shareholder approval requirements listed in Section 613 of the TSX Company Manual in connection with equity compensation arrangements.

Sections 712 and 713 of the NYSE Company Guide require a listed company to obtain the approval of its shareholders for certain kinds of securities issuances. The Company will follow the shareholder approval requirements listed in Part VI of the TSX Company Manual in connection with certain securities issuances.

In addition, the Company may from time-to-time seek exemption from NYSE American corporate governance requirements under Section 110 of the NYSE American Company Guide, in which case the Company will make any required disclosures of such exemptions. The foregoing is consistent with the laws, customs and practices in Canada.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.collectivemining.com. Additional financial information is contained in the Company’s audited financial statements and MD&A for the most recently completed financial year, copies of which have been filed with the securities regulatory authorities in each of the provinces and territories of Canada other than Quebec. Such documents, as well as additional information about the Company, may be found under Collective’s issuer profile on SEDAR+ at www.sedarplus.ca.

Appendix “A” - CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF COLLECTIVE MINING LTD.

PURPOSE

1.	The audit committee (the “Committee”) is a committee of the board of directors (the “Board”) of Collective Mining Ltd. (“Collective” or the “Company”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the financial reporting process and the quality, transparency and integrity of the Company’s consolidated financial statements and other related public disclosures;

(b)	the Company’s internal controls over financial reporting;

(c)	the Company’s compliance with legal and regulatory requirements relevant to the consolidated financial statements and financial reporting;

(d)	ensuring that there is an appropriate standard of corporate conduct for senior financial personnel and employees including, if necessary, adopting a corporate code of ethics;

(e)	the external auditors’ qualifications and independence; and

(f)	the performance of the internal audit function and the external auditors.

2.	The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s consolidated financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s consolidated financial statements in accordance with applicable auditing standards and laws and regulations. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company’s financial statements or internal controls or any professional certification as to the auditor’s work.

COMPOSITION

3.	The Committee shall be appointed by the Board annually on the recommendation of the Corporate Governance, Nominating and Compensation Committee and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board.

4.	All of the members of the Committee shall be directors whom the Board has determined are independent and all members of the Committee shall be “financially literate”, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges. In addition, at least one member of the Committee shall be financially sophisticated, in that he or she shall have had past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities and be an “audit committee financial expert” within the meaning of U.S. federal securities laws. .None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

5.	None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

6.	The Chair of the Committee will be designated by the Board from among the members of the Board. If for any reason a Chair of the Committee is not appointed by the full Board, members of the Committee may designate a Chair of the Committee by majority vote of the full membership of the Committee.

POWERS OF THE COMMITTEE

7.	The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted and direct access to the books and records of the Company, management, the external auditors and, if appointed, the head of internal audit, including private meetings, and shall have the authority to conduct any investigation, in each case as it considers necessary or appropriate to discharge its duties and responsibilities.

MEETINGS

8.	The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit, if appointed.

9.	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee. A meeting of the Committee may be called by notice, which may be given by written notice, telephone, facsimile, email or other communication equipment, given at least 48 hours prior to the time of the meeting provided that no notice of a meeting will be necessary if all of the members are present either in person or by means of telephone or web conference or if those absent waive notice or otherwise signify their consent to the holding of such meeting.

10.	The Committee will hold an in camera session without any senior officers present at each meeting. The Chairman will inform the Chief Financial Officer of the substance of these meetings to the extent that action is required by management.

11.	The Committee will keep minutes of its meetings which shall be available for review by the Board. The Committee may appoint any individual, who need not be a member, to act as the secretary at any meeting.

12.	The Committee may invite such directors, senior officers and other employees of the Company and such other advisors and persons as is considered appropriate to attend any meeting of the Committee.

13.	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of Members.

14.	Any matter to be determined by the Committee will be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Any action of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterpart) and any such action will be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

15.	The Committee will report its determinations and recommendations to the Board.

DUTIES AND RESPONSIBILITIES

The responsibilities of a member of the Committee shall be in addition to such Member’s duties as a member of the Board. The duties and responsibilities of the Committee shall be as follows:

Financial Reporting and Disclosure

16.	The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with international financial reporting standards and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the external auditor, and review compliance with laws and regulations and the Company’s own policies.

17.	Review, discuss and recommend to the Board for approval the annual audited consolidated financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders.

18.	Review and discuss with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes, and any additional matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) or the U.S. Securities and Exchange Commission (SEC).

19.	Review, discuss and approve, or recommend to the Board for approval, the quarterly consolidated financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders.

20.	Review and discuss with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management’s representation letters and any schedule or unadjusted differences) and significant adjustments resulting from the audit or review.

21.	Review and discuss with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts, rating agencies and shareholders.

22.	Review and discuss such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

23.	Review disclosure respecting the activities of the Committee included in the Company’s annual filings.

24.	Review and approve any changes to the Company’s significant accounting policies.

25.	Inquire of the auditors the quality and acceptability of Collective’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

26.	Meet independently with the external auditor and management in separate executive sessions, as necessary or appropriate.

27.	Ensure that management has the proper systems in place so that the Company’s consolidated financial statements, financial reports and other financial information satisfy legal and regulatory requirements. Based upon discussions with the external auditor and the consolidated financial statement review, if it deems appropriate, provide the Board with such recommendations and reports with respect to the financial disclosures of the Company.

External Auditor

28.	Retaining and terminating, and/or making recommendations to the Board and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s consolidated financial statements.

29.	Communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders.

30.	Obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

31.	Reviewing any post-audit or management letter containing the recommendations of the external auditor and management’s response thereto, and monitoring the subsequent follow-up to any identified weaknesses.

32.	Evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company.

33.	Approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement.

34.	Reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements.

35.	Setting hiring policies with respect to the employment of current or former employees of the external auditors.

Internal Controls and Audit

36.	Reviewing and discussing with management, the external auditors and the head of internal audit, if appointed, the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

37.	Discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks.

38.	Reviewing and discussing with management, if and when adopted, the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance.

39.	Establishing procedures for:

(a)	the receipt, retention and treatment of complaints regarding accounting, internal controls, or auditing matters; and

(b)	confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

(c)	dealing with the reporting, handling and taking of remedial action in respect to alleged illegal or unethical behavior as provided in the Company’s Code of Business Conduct and Ethics, Whistleblower Policy and anti-corruption policies, as applicable and if and when adopted.

40.	Requiring the Company to appoint an independent service provider to maintain a whistleblower hotline and be responsible for receiving complaints or concerns. As soon as practical after receiving such information, the independent service provider is to inform the Audit Committee Chair of the complete details of any complaint or concern received. The Chair of the Audit Committee shall promptly advise the other members of the Audit Committee of the complaint or concern and the Audit Committee shall determine how best to deal with the complaint or concern.

41.	Reviewing and discussing with management, the external auditors and the head of internal audit, if appointed, the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis.

42.	Approving in advance the retention and dismissal of the head of internal audit.

Other

43.	Meeting separately, periodically, with each of management, the head of internal audit and the external auditors.

44.	Reporting regularly to the Board.

45.	Reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance, Nominating and Compensation Committee of the Board on an annual basis.

46.	Evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance, Nominating and Compensation Committee, which shall report to the Board.

47.	Review annually, together with the Corporate Governance, Nominating and Compensation Committee of the Board, the directors’ and officers’ liability insurance and indemnities of the Company and consider the adequacy of such coverage.

48.	Conduct an appropriate review and have oversight of all related party transactions for potential conflicts of interest.

DUTIES OF THE COMMITTEE CHAIR

49.	The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	meet regularly with the Chief Financial Officer of the Company and other members of management to review material issues relating to matters under discussion, review and consideration by the Audit Committee and to provide the Audit Committee and the Board, in a timely manner, all information necessary to permit the Board to fulfill its statutory obligations;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

ADOPTION

This Policy was adopted by the Board on May 20, 2021, and amended on June 27, 2024.